UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi, İsmet İnönü Caddesi, No:20

Küçükyalı B Blok Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated November 9, 2026 announcing the release of the registrant's third quarter 2026 results.

TURKCELL

İLETİŞİM HİZMETLERİ

THIRD QUARTER 2026 RESULTS

Accelerating Growth,
Delivering Strong Results

•	Please note that all financial data is consolidated and comprises that of Turkcell İletişim Hizmetleri A.S. (the “Company” or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”) unless otherwise stated.

•	We have three reporting segments:

o	"Turkcell Türkiye," which comprises our telecom, digital services, and digital business services related businesses, retail channel operations, smart devices management, and consumer electronics sales through digital channels in Türkiye. All non-financial data presented in this press release is unconsolidated and comprises Turkcell Türkiye only unless otherwise stated. The terms "we," "us," and "our" in this press release refer only to Turkcell Türkiye, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Techfin” which comprises all of our financial services businesses.

o	“Other” which primarily comprises our international, energy businesses, non-group call center, and intersegment eliminations.

•	This press release provides a year-on-year comparison of our key indicators. Figures in parentheses following the operational and financial results for September 30, 2026, refer to the same item as of September 30, 2025. For further details, please refer to our consolidated financial statements and notes as of and for September 30, 2026, accessible via our website in the investor relations section (http://www.turkcell.com.tr).

•	Selected financial information presented in this press release for the third quarter of 2025 and 2026 is based on IFRS figures in TRY terms unless otherwise stated.

•	In the tables used in this press release, totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year percentage comparisons in this press release reflect mathematical calculations.

NOTICE

This press release contains the Company’s financial information for the period ended September 30, 2026, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This press release contains the Company’s financial information prepared in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS29”). Therefore, the financial statement information included in this press release for the periods presented is expressed in terms of the purchasing power of the Turkish Lira as of September 30, 2026. The Company restated all non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of September 30, 2026. Comparative financial information has also been restated using the general price index of the current period.

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. This includes, in particular, and without limitation, our targets for consolidated revenue growth, data center and cloud revenue growth, EBITDA margin, and operational capex over sales ratio for the full year 2026. In establishing such guidance and outlooks, the Company has used a certain number of assumptions regarding factors beyond its control, particularly in relation to macroeconomic indicators, such as expected inflation levels, that may not be realized or achieved. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position, and business strategy, may constitute forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe,” “continue,” and “guidance.”

Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by forward-looking statements. Should one or more of these risks or uncertainties materialize or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned, or projected.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance, or achievements to differ materially from our future results, performance, or achievements expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward-looking statements, see our Annual Report on Form 20-F for 2025 filed with the U.S. Securities and Exchange Commission, and in particular, the risk factor section therein. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and we undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion, and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees, or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

FINANCIAL HIGHLIGHTS

TRY million	Q325	Q326	y/y%		9M25	9M26	y/y%
Revenue	77,236	82,044	6.2%		222,094	235,065	5.8%
EBITDA[1]	33,944	36,243	6.8%		97,128	99,899	2.9%
EBITDA Margin (%)	43.9%	44.2%	0.3	pp	43.7%	42.5%	(1.2	pp)
EBIT[2]	13,438	13,623	1.4%		37,880	35,394	(6.6%)
EBIT Margin (%)	17.4%	16.6%	(0.8	pp)	17.1%	15.1%	(2.0	pp)
Net Income	7,002	6,737	(3.8%)		17,417	17,500	0.5%

HIGHLIGHTS

•	Strong Q326 growth, supported by corporate and Techfin performance, alongside a solid EBITDA margin;

o	Consolidated revenues delivered robust year-on-year growth of 6.2%, reaching TRY 82.0 billion. Turkcell Türkiye was the primary driver of this performance, delivering 5.1% year-on-year growth, largely supported by the outstanding corporate segment revenue growth of 30.6%. Strong Techfin and the Other segment performance made further contributions to the Group’s top-line.

o	EBITDA[1] increased by 6.8% to TRY 36.2 billion, leading to an impressive EBITDA margin of 44.2%, despite higher hardware sales. EBIT² margin stood at 16.6% in Q326, reflecting higher depreciation and amortization expenses associated with our 5G investments and license.

o	We recorded a solid net income of TRY 6.7 billion in Q326, underpinned by outstanding operating results, higher monetary gains and lower tax expenses, which collectively cushioned the impact of increased depreciation and finance costs. Significant year-on-year improvement in TOGG’s financial performance also had a more favorable impact on our net income.

o	Our prudent balance sheet management was reflected in a net leverage³ ratio of 0.31x, while our net FX position remained within the medium-term target range of minus USD 1.5 billion to plus USD 1.5 billion.

•	Superbox gaining further momentum, fueled by strong 5G network capabilities and growing customer demand;

o	701 thousand mobile postpaid net additions, bringing the postpaid subscriber share to 82%

o	Superbox recorded 101 thousand net additions in Q326, its strongest quarterly performance since Q419.

o	Further progress in transforming our fixed subscriber portfolio towards a more profitable mix, supported by 39 thousand Turkcell Fiber net additions in Q326

o	Acceleration of fiber investment with 242 thousand new homepasses in Q326, bringing the total to 6.9 million

o	While the impact of last year's intense competition on mobile ARPU moderated in the third quarter, the positive contribution of disciplined pricing actions implemented in 2026 is expected to become more visible from Q426 onward.

•	Following the Board of Directors' resolution dated November 2, 2026, Turkcell signed a share purchase agreement on the same day to acquire 11% of the share capital of Türkiye'nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş. ("TOGG"), for a total consideration of EUR 88 million. Upon completion of the transaction, Turkcell's ownership stake in TOGG will increase to 34.0%, further strengthening our long-term participation in the connected mobility ecosystem.

•	Under our Share Buyback Program, a total of 20.7 million shares were repurchased for TRY 1.9 billion in October and November 2026, with the aim of ensuring efficient capital allocation and creating long-term shareholder value, taking into account the Company's financial position, investment needs, and market conditions.

(1) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Our net debt calculation includes financial assets at fair value, whether through other comprehensive income or through profit and loss, reported under current and non-current assets, as well as financial assets at amortized cost. Required reserves held in CBRT balances are not included in total cash and net debt calculation.

COMMENTS BY CEO, ALİ TAHA KOÇ, PhD

In the third quarter of 2026, we sustained our operational momentum, accelerated revenue growth, and strengthened profitability, supported by our strong technology infrastructure and the contribution of our innovative solutions. In a period of more rational and value-oriented competition in the sector, we closed the quarter with strong subscriber acquisitions, thanks to our customers’ trust in our service quality and their strong interest in the solutions we offer. In this context, we achieved our highest-ever quarterly subscriber acquisitions with Superbox in the Fixed Wireless Access (FWA), where we are the clear market leader1 in Türkiye.

In the third quarter, our Group revenues increased by 6.2% year-on-year to TRY 82.0 billion, supported by our end-to-end technology solutions addressing the digital transformation needs of our corporate customers and our strong performance in Techfin. Accordingly, our year-on-year revenue growth accelerated notably compared to the second quarter. Thanks to our strong operational performance and disciplined cost management, consolidated EBITDA2 grew by 6.8% year-on-year to TRY 36.2 billion, while our EBITDA margin increased to 44.2%. The notable improvement in our EBITDA margin in the third quarter, following a first-half performance in line with our expectations, further strengthened our confidence in achieving our full-year profitability targets.

Supported by our solid operational results, we closed the third quarter with a strong net income of TRY 6.7 billion.

Strong subscriber acquisitions through innovative services

Mobile Number Portability (MNP) volume, one of the key indicators of competitive dynamics in the mobile market, has gradually decreased since the beginning of 2026, falling below 2.3 million in the third quarter. This trend indicated continued normalization of competitive conditions in the market. During this period, we continued to differentiate ourselves through innovative initiatives that elevate the customer experience beyond connectivity quality. With the launch of “Turkcell Solution Power” in the third quarter, we aimed to provide our customers with a seamless and integrated experience across all touchpoints. To this end, we integrated our stores, call centers, and digital channels, enabling customers to continue their transactions seamlessly across different channels. Through Teknocan, our AI-powered digital assistant, we also focused on delivering fast, proactive solutions tailored to our customers’ needs. In digital services, we expanded our customer value proposition with “Turkcell One.” The service brings together leading digital platforms, including Netflix, Disney+, YouTube Premium, Amazon Prime, HBO Max, TV+, wonjo kids, fizy Audiobooks, and lifebox, in a single package with the convenience of one bill, and has attracted considerable customer interest in a short period of time.

We expanded our mobile subscriber base, supported by our differentiated customer experience initiatives, tailored value propositions, and strong network infrastructure. In the third quarter, we recorded 579 thousand mobile net additions, including 701 thousand net additions to our postpaid subscriber base, which remains a key strategic priority for us. Our efforts to improve customer satisfaction and retention, along with the normalization of competitive conditions, helped improve our mobile churn rate by 1.0 percentage points year-on-year to 1.6%. Meanwhile, the impact of last year’s intense competition on ARPU continued to ease in the third quarter. We expect the positive impact of our disciplined pricing adjustments since the beginning of the year to become more visible from the fourth quarter onward.

On the fixed broadband side, we focused on expanding our subscriber base on our own fiber infrastructure. In line with this strategy, we added 39 thousand net Turkcell Fiber subscribers in the third quarter and extended our end-to-end, high-quality fiber network to an additional 242 thousand homepasses. Driven by strong demand for high-speed packages, the share of residential fiber subscribers opting for speeds of 1,000 Mbps and above increased by 27 percentage points year-on-year to 38%. Residential fiber ARPU grew by 2.7% year-on-year, supported by shifts to higher-speed packages and our pricing adjustments.

We are turning the power of 5G into achievements while preparing for future technologies

Supported by our strong network infrastructure, we provide our customers with a superior connectivity experience through Superbox in Fixed Wireless Access (FWA), one of the key areas where we turn our leadership in 5G technology into value. With our Superbox offerings designed to meet different usage needs, we bring the high speeds and superior connectivity quality enabled by 5G to our customers. Driven by strong demand for Superbox and our high service quality, we achieved a record high in quarterly subscriber acquisitions in the third quarter. During the same period, we recorded 101 thousand net additions, marking our strongest quarterly performance since Q4 2019. This performance further reinforced our leadership in Fixed Wireless Access.

We continue to turn the opportunities offered by 5G into tangible value, not only in communications but also in the digital transformation of different industries. Following the remote surgery performed in the second quarter, we achieved another first in healthcare in the third quarter by transmitting video and audio from a robotic surgery system in real time over our 5G network using network slicing technology, for the first time in Türkiye. These initiatives demonstrate the value that 5G can create across various sectors, particularly healthcare, and our ability to develop advanced technology solutions.

In digital infrastructure, we aim to further advance our data center and cloud services, where we hold a leading position in Türkiye, through our work on GPU-based cloud solutions and next-generation AI infrastructure. Through our participation in international R&D projects in strategic areas such as 6G, artificial intelligence, and next-generation digital infrastructure, we contribute to bringing future technologies to life and shaping global standards.

We also acquired office buildings at the Istanbul Financial Center to bring our teams together in a more integrated working environment. The new location will enable closer collaboration between our technology, R&D, and support teams, helping us improve efficiency and share knowledge.

We are growing in our strategic focus areas and strengthening our long-term value creation potential

Our Digital Business Services (DBS) revenues grew by an impressive 65.3% year-on-year in the third quarter, driven by our comprehensive technology solutions that address the end-to-end digital transformation needs of our corporate customers. The share of DBS revenues in consolidated revenues also increased to 13%. Meanwhile, Techfin, a key component of our diversified business model, maintained its contribution to Group growth, with 8.9% revenue growth in the third quarter. Paycell was the main driver of this performance, benefiting from strong momentum in POS services and mobile payments.

We continue to invest in renewable energy with determination, in line with our sustainability goals. In the third quarter, we activated our 16.3 MW solar power plant in Ankara, bringing our total installed ground-mounted solar power generation capacity to 175.4 MW and active capacity to 90.8 MW. These investments not only support our environmental goals but also help us manage our energy costs more efficiently. As a result, our total energy expenses as a percentage of revenues decreased to 1.8% in Q3 2026, compared to 2.3% in the same period last year.

In line with our long-term investment strategy, we decided to increase our stake in Türkiye'nin Otomobili Girişim Grubu (TOGG), which ranked first in Türkiye's fully electric passenger car market with a 47%3 market share as of October 2026, from 23% to 34%. We believe that TOGG's established market position and expanding product portfolio, supported by the introduction of new models, will drive sales volumes and economies of scale, creating long-term growth opportunities. We expect this investment, which is also strategically aligned with our technology infrastructure and digital services capabilities, to contribute to our long-term value creation goals.

We consider representing Turkcell’s technological expertise and Türkiye’s capabilities on international platforms as an important responsibility. In this regard, I am honored to have been elected to the GSMA Board for a second term. The GSMA is an organization that plays a key role in shaping the future of the global mobile industry. I also view this role as a valuable opportunity to contribute to the development of the global technology ecosystem. I would like to sincerely thank our customers, shareholders, and Board of Directors for their trust and support in our journey to create value through technology, and our colleagues for their dedication and hard work that make our achievements possible.

(1) Our Superbox market share is calculated based on the Fixed Wireless (Mobile) subscribers as defined by the Information and Communication Technologies Authority (ICTA). The market share figure is as of Q226.

(2) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate EBITDA and its reconciliation to net income.

(3) Based on the Automotive Distributors and Mobility Association (ODMD) data for October 2026.

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

	Quarter				Nine Months
Profit & Loss Statement (million TRY)	Q325	Q326	y/y%		9M25	9M26	y/y%
Revenue	77,236.3	82,044.2	6.2%		222,094.5	235,065.4	5.8%
Cost of revenue[1]	(34,139.2)	(37,279.1)	9.2%		(99,971.2)	(108,498.7)	8.5%
Cost of revenue1/Revenue	(44.2%)	(45.4%)	(1.2	pp)	(45.0%)	(46.2%)	(1.2	pp)
Gross Margin[1]	55.8%	54.6%	(1.2	pp)	55.0%	53.8%	(1.2	pp)
Administrative expenses	(3,378.3)	(3,003.8)	(11.1%)		(9,090.7)	(9,449.4)	3.9%
Administrative expenses/Revenue	(4.4%)	(3.7%)	0.7	pp	(4.1%)	(4.0%)	0.1	pp
Selling and marketing expenses	(5,296.9)	(4,980.4)	(6.0%)		(14,710.3)	(15,874.7)	7.9%
Selling and marketing expenses/Revenue	(6.9%)	(6.1%)	0.8	pp	(6.6%)	(6.8%)	(0.2	pp)
Net impairment losses on financial and contract assets	(477.5)	(537.7)	12.6%		(1,194.0)	(1,343.3)	12.5%
EBITDA[2]	33,944.4	36,243.3	6.8%		97,128.3	99,899.2	2.9%
EBITDA Margin	43.9%	44.2%	0.3	pp	43.7%	42.5%	(1.2	pp)
Depreciation and amortization	(20,506.0)	(22,620.6)	10.3%		(59,248.6)	(64,505.0)	8.9%
EBIT[3]	13,438.4	13,622.7	1.4%		37,879.8	35,394.2	(6.6%)
EBIT Margin	17.4%	16.6%	(0.8	pp)	17.1%	15.1%	(2.0	pp)
Net finance income / (costs)	(1,731.5)	(2,363.0)	36.5%		(4,131.5)	(2,822.2)	(31.7%)
Finance income	5,166.7	6,977.6	35.0%		15,048.5	16,153.9	7.3%
Finance costs	(6,437.3)	(13,080.8)	103.2%		(21,288.8)	(34,025.3)	59.8%
Monetary gain / (loss)	(460.9)	3,740.1	n.m		2,108.9	15,049.2	613.6%
Net other income / (expenses)	(703.5)	(1,483.0)	110.8%		(1,639.6)	(2,540.1)	54.9%
Share of profit of equity accounted investees	(529.9)	(162.9)	(69.3%)		(3,486.7)	(248.9)	(92.9%)
Profit Before Income Tax	10,473.5	9,613.8	(8.2%)		28,622.1	29,783.0	4.1%
Income tax expense	(3,489.5)	(2,876.8)	(17.6%)		(10,961.6)	(12,283.5)	12.1%
Profit from continuing operations	6,984.0	6,737.0	(3.5%)		17,660.4	17,499.5	(0.9%)
Profit/(Loss) from discontinued operations	18.2	-	(100.0%)		(243.1)	-	(100.0%)
Net Income	7,002.3	6,737.0	(3.8%)		17,417.3	17,499.5	0.5%

(1) Excluding depreciation and amortization expenses

(2) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue of the Group increased by 6.2% year-on-year, reaching TRY 82,044 million (TRY 77,236 million) in Q326.

Consolidated revenue growth was mainly supported by Turkcell Türkiye, which represents 90% of Group revenues and recorded 5.1% year-on-year growth.

-	Corporate revenues grew by 30.6% year-on-year, providing strong momentum for Turkcell Türkiye's growth. Digital Business Services (DBS) stood out with an impressive 65.3% increase in revenues, driven primarily by higher hardware sales linked to an increased number of one-off projects, alongside expanding recurring service revenues supported by price adjustments.
-	Consumer segment revenues achieved positive year-on-year growth in Q326, marking an encouraging inflection point. Building on increasingly rational market dynamics and disciplined pricing actions implemented throughout 2026, we expect this momentum to strengthen, with the contribution of these actions to ARPU and consumer revenues becoming more visible from Q426 onward.
-	Wholesale revenue stood at TRY 4,184 million (TRY 4,425 million), down 5.4% year-on-year.

The Techfin segment, accounting for 6% of Group revenues, delivered remarkable yearly growth of 8.9%, reaching TRY 4,817 million (TRY 4,424 million). This strong performance contributed positively to the Group's overall growth. Paycell remained the key growth driver, further accelerating its strong momentum, primarily led by the outstanding performance of the POS segment. For further details, please refer to the Techfin section.

The Other segment revenues, comprising 4% of the Group’s revenues, which mostly include Turkcell International, the energy business, and non-group call center revenues, recorded outstanding growth of 37.4%, reaching TRY 2,979 million (TRY 2,168 million) in Q326. Non-group call center operations made a meaningful contribution to this strong performance.

Cost of revenue (excluding depreciation and amortization) increased slightly year-on-year to 45.4% (44.2%) as a percentage of revenues for the third quarter of 2026. The year-on-year change was primarily driven by higher cost of goods sold (2.3pp), managed service expenses (0.8pp), mobile finance expenses (0.4pp), and content expenses (0.3pp), despite lower funding costs (0.7pp), energy expenses (0.5pp), treasury share (0.5pp), interconnection expenses (0.4pp) and other expenses (0.5pp) as a percentage of revenues. Strong revenue growth in our Digital Business Services and Paycell businesses was the main factor behind the increases in cost of goods sold, managed service expenses and mobile finance expenses.

Administrative expenses decreased to 3.7% (4.4%) as a percentage of revenues in the third quarter, thanks to lower personnel expenses.

Selling and marketing expenses as a percentage of revenues improved to 6.1% (6.9%), primarily supported by more efficient personnel cost management.

Net impairment losses on financial and contract assets were broadly stable at 0.7% (0.6%) as a percentage of revenues in Q326.

EBITDA1 increased by 6.8% year-on-year to TRY 36,243 million (TRY 33,944 million) in Q326, with the EBITDA margin rising to 44.2% (43.9%). This margin performance was achieved despite strong growth in relatively lower-margin businesses, such as hardware sales and POS, as robust revenue growth and continued optimization of expenses supported profitability.

–	Turkcell Türkiye’s EBITDA was TRY 33,773 million (TRY 32,266 million), resulting in an EBITDA margin of 45.5% (45.7%).

–	The Techfin segment maintained its strong momentum, with EBITDA reaching TRY 1,439 million (TRY 971 million), resulting in a notable improvement in the EBITDA margin, which increased by 8.0 pp year-on-year to 29.9% (21.9%).

–	The Other segment recorded EBITDA of TRY 1,031 million (TRY 708 million), with an EBITDA margin of 34.6% (32.6%).

Depreciation and amortization expenses were up by 10.3%, amounting to TRY 22,621 million (TRY 20,506 million). This increase was mainly attributable to depreciation and amortization expenses associated with our 5G assets, which began to be recognized in the second quarter of 2026, as well as other investments.

Net finance expenses amounted to TRY 2,363 million (TRY 1,732 million) in Q326, mainly reflecting FX losses associated with a year-on-year increase in the short net FX position due to 5G investments and the higher depreciation of the Turkish lira compared to previous quarters. These were partially offset by monetary gains arising from the capitalization of the 5G license. Excluding monetary gain and FX loss, net finance income increased 3.5-fold year-on-year.

See Appendix A for details of net foreign exchange gain and loss.

Net other expenses were TRY 1,483 million (TRY 703 million) in Q326.

Income tax expense decreased to TRY 2,877 million (TRY 3,489 million) in the third quarter, benefiting from the revaluation of fixed assets during the quarter. The impact of this revaluation more than compensated for the effects of the discontinuation of inflation accounting in statutory financial statements as of Q425.

Net income was recorded at a robust TRY 6,737 million (TRY 7,002 million) in Q326. Strong operating performance, increased monetary gains and lower tax expenses helped offset higher depreciation and finance costs. TOGG's expanding operational scale led to a substantial year-on-year improvement in its financials, resulting in a more favorable impact on the Group's bottom line.

(1) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate EBITDA and its reconciliation to net income.

Total cash & debt: Consolidated cash as of September 30, 2026 amounted to TRY 98,952 million compared with TRY 114,158 million as of December 31, 2025. The decline was primarily attributable to significant cash outflows in the first quarter, including USD 653 million (including VAT) for the first installment of the 5G license and the Wireless Usage Fee, as well as employee bonus payments. As of the end of Q326, 55% of our cash is in TRY, 37% in USD, and 8% in EUR. Excluding FX swap transactions, 43% of our cash is in USD, 33% in TRY, and 24% in EUR.

Consolidated debt increased to TRY 226,239 million as of September 30, 2026, up from TRY 197,228 million as of December 31, 2025. The increase was driven primarily by the USD 1 billion Murabaha syndicated loan facility secured in March. Lease liabilities accounted for TRY 17,080 million of our consolidated debt. Following hedging transactions, 67% of our consolidated debt (including IFRS16 impact) was in USD, 20% in EUR, 7% in TRY, and 5% in CNY. As of September 30, 2026, net debt1 increased to TRY 40,686 million from TRY 18,509 million as of December 31, 2025, with a net debt to EBITDA ratio of 0.31x.

In the third quarter, we maintained our proactive balance sheet management approach, assessing hedging costs and FX movements. Given the elevated cost of hedging, we adopted a selective hedging strategy focusing on shorter maturities. Accordingly, we maintained our net FX position within the medium-term target range of ±USD 1.5 billion. At the end of Q326, the Group's net short FX position, including the hedging portfolio and advance payments, stood at USD 1.3 billion, almost flat quarter-on-quarter.

Capital expenditures increased to TRY 136,499 million in the first nine months of the year, including the USD 1.2 billion 5G license (exc. VAT). Operational capex (excluding license fees) accounted for 22.2% and 22.8% of total revenues in Q326 and 9M26, respectively.

	Nine Months
Capital expenditures (million TRY)	9M25	9M26
Operational Capex	40,171.1	53,687.3
License and Related Costs	313.7	63,126.9
Non-operational Capex (Including IFRS15 & IFRS16)	36,224.2	19,685.1
IFRS15	10,353.2	8,658.4
IFRS16	20,283.2	7,175.1
Other	5,587.8	3,851.6
Total Capex	76,709.0	136,499.3

Operational Capex/Revenue (Excluding License and Related Costs)	18.1%	22.8%

(1) Our net debt calculation includes financial assets at fair value, whether through other comprehensive income or through profit and loss, reported under current and non-current assets, as well as financial assets at amortized cost. Required reserves held in CBRT balances are not included in total cash and net debt calculation.

Operational Review of Turkcell Türkiye

	Quarters
Summary of Operational Data	Q325	Q226	Q326	y/y %		q/q %
Number of subscribers[1] (million)	43.8	44.8	45.3	3.4%		1.1%
Mobile Postpaid (million)	30.6	32.5	33.2	8.5%		2.2%
Mobile M2M (million)	5.6	6.1	6.5	16.1%		6.6%
Mobile Prepaid (million)	8.4	7.5	7.4	(11.9%)		(1.3%)
Turkcell Fiber (thousand)	2,521.6	2,625.7	2,665.1	5.7%		1.5%
Resell Fixed Broadband (thousand)	740.4	657.7	615.1	(16.9%)		(6.5%)
ADSL (thousand)	654.7	532.6	481.4	(26.5%)		(9.6%)
Cable (thousand)	28.2	21.1	19.0	(32.6%)		(10.0%)
Fiber (thousand)	57.4	104.0	114.7	99.8%		10.3%
Superbox[2] (thousand)	678.1	818.1	919.4	35.6%		12.4%
IPTV (thousand)	1,425.2	1,429.9	1,443.4	1.3%		0.9%
Churn (%)[3]
Mobile Churn (%)	2.6%	1.6%	1.6%	(1.0	pp)	-
Fixed Churn (%)	2.0%	1.6%	2.0%	-		0.4	pp
Average mobile data usage per user (GB/user)	20.9	26.3	27.8	33.0%		5.7%

(1) Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers

(2) Superbox subscribers are included in mobile subscribers.

(3) Churn figures represent average monthly churn figures for the respective periods.

ARPU (Average Monthly Revenue per User)	Quarters
(TRY, IAS29 Adjusted)	Q325	Q226	Q326	y/y %	q/q %
Mobile ARPU, blended	454.4	404.1	436.6	(3.9%)	8.0%
Mobile ARPU, blended (excluding M2M)	524.0	472.5	512.2	(2.3%)	8.4%
Postpaid	513.9	452.2	481.8	(6.2%)	6.5%
Postpaid (excluding M2M)	620.4	551.6	589.2	(5.0%)	6.8%
Prepaid	242.4	197.3	237.2	(2.1%)	20.2%
Fixed Residential ARPU, blended	607.7	611.9	647.1	6.5%	5.8%
Residential Fiber ARPU	606.5	602.0	622.6	2.7%	3.4%

Turkcell achieved 579 thousand mobile net additions in Q326, driven by an outstanding performance in the postpaid segment, with 701 thousand net additions. Prepaid subscriber trends also showed a notable year-on-year improvement. Competitive dynamics in the mobile market became increasingly rational during the quarter, with Mobile Number Portability (MNP) volumes falling below 2.3 million, compared to quarterly levels of around 5 million in 2025. Our superior service quality, enhanced customer experience across all touchpoints, and strategic focus on customer retention contributed to greater customer loyalty, with mobile churn improving to 1.6% from 2.6% in Q325.

On the ARPU front, we have maintained our disciplined approach to price adjustments throughout 2026. Notably, we recorded strong quarter-on-quarter ARPU growth across all segments in Q326. We expect the positive contribution of our pricing actions to become more visible from the fourth quarter onward, supporting ARPU performance in the coming periods.

Building on the strong momentum of the previous quarter, Superbox accelerated its growth in Q326, fueled by our superior 5G network capabilities. Offering fiber-like speeds and a seamless connectivity experience in areas beyond our fiber footprint, Superbox continues to attract strong customer interest. In the third quarter, we achieved an all-time high in subscriber acquisitions. We also recorded 101 thousand net additions, marking our strongest quarterly performance since Q419. This outstanding performance further strengthened our leadership in the Fixed Wireless Access (FWA) market, bringing our market share to 75%1.

We further expanded our fiber footprint in the third quarter, adding 242 thousand new homepasses and bringing our total fiber homepasses to 6.9 million. By strategically directing our fiber investments towards areas with strong demand potential, we maintained a solid take-up rate of 41%, reflecting our ability to effectively convert fiber homepasses into subscribers. During the quarter, we added 39 thousand net subscribers to our own fiber network. We also continued to shift our fixed subscriber portfolio towards a more profitable mix, gradually reducing our ADSL and cable subscriber base while increasing the share of Turkcell Fiber subscribers.

Customer demand for higher-speed connectivity remained strong throughout the quarter, as reflected in the growing share of 1,000 Mbps and above packages in residential fiber. Supported by our disciplined pricing actions and an increasing share of high-speed packages, residential fiber ARPU grew by 2.7% year-on-year in this quarter.

(1) Our Superbox market share is calculated based on the Fixed Wireless (Mobile) subscribers as defined by the Information and Communication Technologies Authority (ICTA). The market share figure is as of Q226.

TECHFIN

	Quarter				Nine Months
Paycell Financial Data (million TRY)	Q325	Q326	y/y%		9M25	9M26	y/y%
Revenue	2,377.0	2,916.6	22.7%		6,488.1	7,791.1	20.1%
EBITDA	773.7	824.7	6.6%		2,359.3	2,390.5	1.3%
EBITDA margin (%)	32.6%	28.3%	(4.3	pp)	36.4%	30.7%	(5.7	pp)
Net income	313.0	452.5	44.6%		1,014.4	1,086.3	7.1%

Paycell maintained its outstanding momentum in Q326, delivering 22.7% revenue growth on a yearly basis. This strong performance made a significant contribution to the Group's top-line. Non-group revenues accounted for 81% of the total, reflecting Paycell's strong presence in the broader payment ecosystem. The yearly change in the EBITDA margin, which was recorded at 28.3% in Q326, mainly reflected the growing contribution of the POS business, given its structurally lower margin profile.

The POS business was the standout performer, achieving record-high quarterly revenue with 43.7% year-on-year growth. The share of POS revenues in total increased to 48%. POS transaction volume grew by 94% year-on-year, reflecting growing demand for our digital payment solutions. Mobile Payment was another important contributor, with revenues increasing by 15.3% year-on-year. The non-group active subscriber base maintained its strong growth momentum, while the introduction of Turkcell One supported active subscriber growth within the Group.

Paycell's total transaction volume expanded by 71% year-on-year to TRY 82.1 billion, supported primarily by strong POS activity, followed by money transfers and mobile payments. This increase was primarily driven by the strong 95% year-on-year growth in non-group transaction volume.

	Quarter				Nine Months
Financell Financial Data (million TRY)	Q325	Q326	y/y%		9M25	9M26	y/y%
Revenue	1,882.9	1,686.0	(10.5%)		5,610.0	4,993.4	(11.0%)
EBITDA	248.5	548.0	120.5%		832.2	1,791.4	115.3%
EBITDA margin (%)	13.2%	32.5%	19.3	pp	14.8%	35.9%	21.1	pp
Net income / (loss)	(49.1)	68.1	n.m		(1.2)	295.4	n.m

Financell's loan portfolio maintained its healthy growth momentum in Q326, reaching TRY 10.7 billion, with an active customer base of 0.6 million. The company preserved its leading position in the financing sector with a 43%1 market share by number of loans. Supported by lower funding costs and our risk-based pricing strategy, net interest margin (NIM) improved significantly to 7.7%, compared to 5.0% in Q325.

While ongoing installment restrictions continued to weigh on Financell's revenue performance on a yearly basis, the company delivered 3.0% quarter-on-quarter growth in Q326. Looking ahead, the increase in the 12-month installment limit for new device purchases from TRY 20,000 to TRY 40,000, effective from early October, is expected to further support revenue growth in the coming quarters.

(1) Source: Association of Financial Institutions, as of Q226.

TURKCELL GROUP SUBSCRIBERS

As of September 30, 2026, the Turkcell Group had approximately 47.6 million registered subscribers. This figure is calculated by taking the number of subscribers of Turkcell Türkiye and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Türkiye, BeST’s mobile subscribers and Kuzey Kıbrıs Turkcell’s mobile and fixed subscribers.

Turkcell Group Subscribers	Q325	Q326	y/y%
Turkcell Türkiye subscribers[1] (million)	43.8	45.3	3.4%
BeST (Belarus)	1.6	1.6	-
Kuzey Kıbrıs Turkcell	0.6	0.7	16.7%
Turkcell Group Subscribers (million)	46.0	47.6	3.5%

(1) Subscribers to more than one service are counted separately for each service. Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter							Nine Months
	Q325	Q226	Q326	y/y%		q/q%		9M25	9M26	y/y%
GDP Growth (Türkiye)	3.9%	2.3%	n.a	n.a		n.a		3.8%	n.a	n.a
Consumer Price Index (Türkiye)(yoy)	33.3%	32.1%	29.7%	(3.6	pp)	(2.4	pp)	33.3%	29.7%	(3.6	pp)
US$ / TRY rate
Closing Rate	41.4984	46.5551	48.9131	17.9%		5.1%		41.4984	48.9131	17.9%
Average Rate	40.6880	45.3619	47.7116	17.3%		5.2%		38.5365	45.5539	18.2%
EUR / TRY rate
Closing Rate	48.6479	53.0950	55.5103	14.1%		4.5%		48.6479	55.5103	14.1%
Average Rate	47.3843	52.6083	54.8382	15.7%		4.2%		43.0830	52.9420	22.9%
US$ / BYN rate
Closing Rate	3.0247	2.9066	3.0285	0.1%		4.2%		3.0247	3.0285	0.1%
Average Rate	2.9985	2.8371	2.9735	(0.8%)		4.8%		3.1079	2.8956	(6.8%)

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS:

We believe that EBITDA, among other key metrics, facilitates performance comparisons from period to period and management decision making. It also enables performance comparisons between companies. EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible and intangible assets (affecting relative depreciation expense and amortization expense). We also present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present EBITDA when reporting their results.

Our EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes finance income and expense, other operating income and expense, investment activity income and expense, share of profit / (loss) of equity accounted investees and minority interest.

Nevertheless, EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results of operations, as reported under IFRS. The following table provides a reconciliation of EBITDA, as calculated using financial data prepared in accordance with IFRS to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

	Quarter			Nine Months
Turkcell Group (million TRY)	Q325	Q326	y/y%	9M25	9M26	y/y%
Consolidated net profit	7,002.3	6,737.0	(3.8%)	17,417.3	17,499.5	0.5%
Profit/(Loss) from discontinued operations	18.2	-	(100.0%)	(243.1)	-	(100.0%)
Income tax expense	(3,489.5)	(2,876.8)	(17.6%)	(10,961.6)	(12,283.5)	12.1%
Consolidated profit before income tax	10,473.5	9,613.8	(8.2%)	28,622.1	29,783.0	4.1%
Share of loss of equity accounted investees	(529.9)	(162.9)	(69.3%)	(3,486.7)	(248.9)	(92.9%)
Finance income	5,166.7	6,977.6	35.0%	15,048.5	16,153.9	7.3%
Finance costs	(6,437.3)	(13,080.8)	103.2%	(21,288.8)	(34,025.3)	59.8%
Monetary gain / (loss)	(460.9)	3,740.1	n.m	2,108.9	15,049.2	613.6%
Other income / (expenses)	(703.5)	(1,483.0)	110.8%	(1,639.6)	(2,540.1)	54.9%
EBIT	13,438.4	13,622.7	1.4%	37,879.8	35,394.2	(6.6%)
Depreciation and amortization	(20,506.0)	(22,620.6)	10.3%	(59,248.6)	(64,505.0)	8.9%
EBITDA	33,944.4	36,243.3	6.8%	97,128.3	99,899.2	2.9%

RECONCILIATION OF ARPU: ARPU is an operational metric and the methodology for calculating performance measures such as ARPU varies substantially among operators and is not standardized across the telecommunications industry, and reported performance measures thus vary from those that may result from the use of a single methodology. Management believes this metric is helpful in assessing the development of our services over time. The following table shows the reconciliation of Turkcell Türkiye revenues to such revenues included in the ARPU calculations for Q3 2025 and Q3 2026.

Reconciliation of ARPU	Q325	Q326
Turkcell Türkiye Revenue (million TRY)	70,644.0	74,248.0
Telecommunication services revenue	64,889.5	65,845.9
Equipment revenue	5,060.3	7,790.3
Other	694.2	611.7
Revenues which are not attributed to ARPU calculation[1]	(11,472.1)	(14,914.6)
Turkcell Türkiye revenues included in ARPU calculation[2]	58,477.7	58,721.7
Mobile blended ARPU (TRY)	454.4	436.6
Average number of mobile subscribers during the year (million)	38.9	40.3
Fixed residential ARPU (TRY)	607.7	647.1
Average number of fixed residential subscribers during the year (million)	3.0	3.1

(1) Revenue from fixed corporate and wholesale business; digital business sales; tower business, and other non-subscriber-based revenues

(2) Revenues from Turkcell Türkiye included in ARPU calculation comprise telecommunication services revenue, equipment revenue and revenues which are not attributed to ARPU calculation.

ABOUT TURKCELL: Turkcell is a technology and telecommunications company headquartered in Türkiye, offering a unique portfolio of voice, data, and TV services over its mobile and fixed networks along with digital consumer, enterprise, and techfin services. Turkcell Group operates in three countries: Türkiye, Belarus, and Northern Cyprus. In Q326, Turkcell Group reported revenue of TRY 82.0 billion, with total assets of TRY 715.1 billion as of September 30, 2026. Listed on both the NYSE and BIST since July 2000, Turkcell remains the only dual-listed company on these exchanges. Read more at https://www.turkcell.com.tr/en-en/about-us/investor-relations.

For further information, please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

Appendix A – Tables

Table: Net foreign exchange gain and loss details

	Quarter			Nine Months
Million TRY	Q325	Q326	y/y%	9M25	9M26	y/y%
Net FX loss before hedging	(4,420.2)	(5,748.8)	30.1%	(7,174.5)	(14,827.7)	106.7%
Swap interest income/(expense)	511.9	0.1	(100.0%)	748.2	89.5	(88.0%)
Fair value gain on derivative financial instruments	2,046.2	(2,435.4)	(219.0%)	(298.2)	(6,385.8)	2,041.4%
Net FX loss after hedging	(1,862.1)	(8,184.1)	339.5%	(6,724.5)	(21,123.9)	214.1%

Table: Income tax expense details

	Quarter			Nine Months
Million TRY	Q325	Q326	y/y%	9M25	9M26	y/y%
Current tax expense	(2,026.6)	(3,481.4)	71.8%	(8,062.1)	(7,756.1)	(3.8%)
Deferred tax income / (expense)	(1,462.9)	604.6	n.m	(2,899.5)	(4,527.5)	56.1%
Income tax expense	(3,489.5)	(2,876.8)	(17.6%)	(10,961.6)	(12,283.5)	12.1%

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

	Notes	30 September 2026	31 December 2025
Assets
Property, plant and equipment	8	211,836,001	195,612,800
Right-of-use assets	10	28,046,002	28,544,214
Intangible assets	9	185,013,433	130,508,097
Investment properties		275,332	276,759
Trade receivables		239,702	319,499
Receivables from financial services		527,110	352,976
Contract assets		348,292	320,955
Financial assets at fair value through other comprehensive income	12	61,289,342	36,241,866
Financial assets at fair value through profit or loss	12	7,970,515	10,717,190
Deferred tax assets		11,678,383	10,045,867
Investments in equity accounted investees	19	4,174,286	4,435,237
Other non-current assets		14,889,851	10,206,381
Total non-current assets		526,288,249	427,581,841

Inventories		1,671,447	1,116,310
Trade receivables		33,161,368	29,271,058
Due from related parties	17	1,158,769	456,914
Receivables from financial services		11,695,307	10,958,458
Due from receivables from financial services		11,718	18,226
Contract assets		11,673,331	7,858,252
Derivative financial instruments		513,147	2,211,950
Financial assets at amortized cost	12	2,489,020	2,671,435
Financial assets at fair value through other comprehensive income	12	14,591,876	11,840,662
Financial assets at fair value through profit or loss	12	260,668	3,089,937
Cash and cash equivalents	11	98,951,867	114,158,364
Other current assets		12,672,139	11,064,807
Total current assets		188,850,657	194,716,373
Total assets		715,138,906	622,298,214

The above interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

1

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

	Notes	30 September 2026	31 December 2025
Equity
Share capital		75,965,358	75,965,358
Share premium		68,240	68,240
Treasury shares		(2,270,595)	(2,371,056)
Reserves		13,358,769	10,586,398
Remeasurements of defined benefit plan		(3,983,847)	(4,002,859)
Retained earnings		250,134,093	242,149,573
Total equity		333,272,018	322,395,654

Liabilities
Borrowings	13	185,005,618	152,578,071
Trade and other payables		452,099	527,734
Due to related parties	17	19,100,965	117,362
Employee benefit obligations		3,551,967	3,593,629
Provisions		3,644,508	3,508,326
Deferred tax liabilities		25,078,742	19,650,629
Contract liabilities		2,632,569	3,138,563
Other non-current liabilities		2,332,701	2,428,331
Total non-current liabilities		241,799,169	185,542,645

Borrowings	13	41,233,522	44,650,107
Current tax liabilities		2,847,454	1,378,332
Trade and other payables		59,991,794	53,451,733
Due to related parties	17	22,397,253	1,772,901
Deferred revenue		1,310,399	1,408,564
Provisions		3,774,179	7,279,320
Contract liabilities		5,699,165	2,513,616
Derivative financial instruments		2,813,953	1,905,342
Total current liabilities		140,067,719	114,359,915
Total liabilities		381,866,888	299,902,560
Total equity and liabilities		715,138,906	622,298,214

The above interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

2

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

	Notes	9 months period ended at 30 September 2026	3 months period ended at 30 September 2026	9 months period ended at 30 September 2025	3 months period ended at 30 September 2025
Revenue	4	222,771,852	77,647,998	210,729,077	73,449,143
Revenue from financial services	4	12,293,515	4,396,235	11,365,414	3,787,131
Total revenue		235,065,367	82,044,233	222,094,491	77,236,274
Cost of revenue		(165,280,612)	(56,816,470)	(151,482,291)	(51,777,279)
Cost of revenue from financial services		(7,723,077)	(3,083,260)	(7,737,510)	(2,867,925)
Total cost of revenue		(173,003,689)	(59,899,730)	(159,219,801)	(54,645,204)
Gross profit		57,491,240	20,831,528	59,246,786	21,671,864
Gross profit from financial services		4,570,438	1,312,975	3,627,904	919,206
Total gross profit		62,061,678	22,144,503	62,874,690	22,591,070
Other income	5	415,018	144,482	333,227	251,431
Selling and marketing expenses		(15,874,746)	(4,980,362)	(14,710,266)	(5,296,888)
Administrative expenses		(9,449,392)	(3,003,788)	(9,090,659)	(3,378,255)
Net impairment losses on financial and contract assets		(1,343,291)	(537,678)	(1,194,003)	(477,540)
Other expenses	5	(2,955,092)	(1,627,436)	(1,972,784)	(954,916)
Operating profit		32,854,175	12,139,721	36,240,205	12,734,902
Finance income	6	16,153,852	6,977,641	15,048,450	5,166,738
Finance costs	6	(34,025,285)	(13,080,765)	(21,288,777)	(6,437,344)
Monetary gain/ (loss)	6	15,049,203	3,740,132	2,108,858	(460,913)
Net finance costs		(2,822,230)	(2,362,992)	(4,131,469)	(1,731,519)
Share of loss of equity accounted investees	19	(248,904)	(162,889)	(3,486,684)	(529,893)
Profit before income tax		29,783,041	9,613,840	28,622,052	10,473,490
Income tax expense	7	(12,283,535)	(2,876,811)	(10,961,613)	(3,489,472)
Profit from continuing operations		17,499,506	6,737,029	17,660,439	6,984,018
Profit / (loss) from discontinued operations		-	-	(243,121)	18,244
Profit for the year		17,499,506	6,737,029	17,417,318	7,002,262
Profit for the year is attributable to:
Owners of the Company		17,499,506	6,737,029	17,417,318	7,002,262
Total		17,499,506	6,737,029	17,417,318	7,002,262
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)		8.04	3.10	7.99	3.21

Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)		8.04	3.10	8.10	3.20

Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)		-	-	(0.11)	0.01

The above interim condensed consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

3

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

	Notes	9 months period ended at 30 September 2026	3 months period ended at 30 September 2026	9 months period ended at 30 September 2025	3 months period ended at 30 September 2025
Profit for the period		17,499,506	6,737,029	17,417,318	7,002,262
Items that will not be reclassified to profit or loss:
Remeasurements of defined termination benefit		(4,305)	(192)	4,522	(1,968)
Income tax relating to remeasurements of defined termination benefit		1,076	48	(1,139)	1,715
Remeasurement income/(loss) of defined benefit plans of investments accounted for using the equity method	19	22,241	(1,055)	-	-
		19,012	(1,199)	3,383	(253)
Other comprehensive income/(expense):
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		2,918,120	616,826	4,045,291	1,196,160
Exchange differences on translation of investments accounted for using the equity method	19	(34,288)	(68,506)	-	-
Fair value reserve		(2,670,643)	(1,569,920)	103,378	244,101
Cash flow hedges		247,502	67,223	(2,573,601)	(297,042)
Cost of hedging reserve		-	-	1,523,414	194,632
Hedges of net investments in foreign operations		2,096,845	417,472	2,075,174	750,756
Income tax relating to these items		81,574	271,306	(289,713)	(239,798)
- Income tax relating to cash flow hedges		(61,876)	(16,806)	635,775	57,572
- Income tax relating to cost of hedging reserve		-	-	(380,850)	(48,655)
- Income tax relating to fair value reserve		667,661	392,480	(25,844)	(61,025)
- Income tax relating to hedges of net investments		(524,211)	(104,368)	(518,794)	(187,690)
		2,639,110	(265,599)	4,883,943	1,848,809
Other comprehensive income/(loss) for the year, net of income tax		2,658,122	(266,798)	4,887,326	1,848,556
Total comprehensive income for the year		20,157,628	6,470,231	22,304,644	8,850,818

Total comprehensive income for the year is attributable to:
Owners of the Company		20,157,628	6,470,231	22,304,644	8,850,818
Total		20,157,628	6,470,231	22,304,644	8,850,818

The above interim condensed consolidated statement of other comprehensive income should be read in conjunction with the accompanying notes.

4

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

	Share capital	Treasury shares	Share premium	Legal reserves (*)	Fair value reserve (*)	Hedges of net investments in foreign operations (*)	Hedging reserve (*)	Cost of hedging reserve (*)	Foreign currency translation reserve (*)	Remeasurement of defined benefit plan	Retained earnings	Total equity
Balance at1 January 2025	75.965.358	(2.161.193)	68.240	57.124.364	(88.298)	(11.012.746)	9.288.200	(15.570.031)	(36.145.133)	(5.025.663)	231.792.017	304.235.115
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	17.417.318	17.417.318
Other comprehensive income, net of income tax	-	-	-	-	77.534	1.556.380	(1.937.826)	1.142.564	4.045.291	3.383	-	4.887.326
Total comprehensive income	-	-	-	-	77.534	1.556.380	(1.937.826)	1.142.564	4.045.291	3.383	17.417.318	22.304.644
Transfers to legal reserves	-	-	-	1.104.369	-	-	-	-	-	-	(1.104.369)	-
Dividend paid	-	110.347	-	(851.830)	-	-	-	-	-	-	(10.438.680)	(11.180.163)
Acquisition of treasury shares (-)	-	(73.929)	-	-	-	-	-	-	-	-	-	(73.929)
Balance at 30 September 2025	75.965.358	(2.124.775)	68.240	57.376.903	(10.764)	(9.456.366)	7.350.374	(14.427.467)	(32.099.842)	(5.022.280)	237.666.286	315.285.667

Balance at 1 January 2026	75.965.358	(2.371.056)	68.240	57.370.440	578.253	(9.136.813)	8.485.316	(15.570.030)	(31.140.768)	(4.002.859)	242.149.573	322.395.654
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	17.499.506	17.499.506
Other comprehensive income, net of income tax	-	-	-	-	(2.002.982)	1.572.634	185.626	-	2.883.832	19.012	-	2.658.122
Total comprehensive income	-	-	-	-	(2.002.982)	1.572.634	185.626	-	2.883.832	19.012	17.499.506	20.157.628
Transfers to legal reserves	-	-	-	928.894	-	-	-	-	-	-	(928.894)	-
Dividend paid (**)	-	100.461	-	(795.633)	-	-	-	-	-	-	(8.586.092)	(9.281.264)
Balance at 30 September 2026	75.965.358	(2.270.595)	68.240	57.503.701	(1.424.729)	(7.564.179)	8.670.942	(15.570.030)	(28.256.936)	(3.983.847)	250.134.093	333.272.018

(*) Included in Reserves in the consolidated statement of financial position.

(**) The accrued liability amounting TRY 9.281.264 related to the dividend distribution has been recorded under other liabilities, and will be paid in 9 December 2026.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

5

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

	Note	30 September 2026	30 September 2025
Cash flows from operating activities:
Profit for the year		17,499,506	17,660,439
Discontinued operations		-	(243,121)
Profit for the year including discontinued operations		17,499,506	17,417,318

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties		24,987,648	22,929,011
Amortization of intangible assets and right of use assets	9-10	39,503,014	36,300,833
Impairment on property, plant and equipment and intangible asset	8	14,335	18,729
Net finance expense		(1,726,961)	2,446,086
Fair value adjustments to derivatives		6,459,257	(141,590)
Income tax expense	7	12,283,535	10,961,613
Gain on sale of property, plant and equipment		(113,008)	217,940
Effects of exchange rate changes and inflation adjustments		11,311,185	24,615,853
Provisions		5,939,576	7,363,215
Share of (profit)/loss of equity accounted investees	19	248,904	3,486,684
Fair value adjustments to financial assets through profit or loss	6	(60,405)	(520,192)
Non-cash other adjustments		292,506	143,161
		116,639,092	125,238,661

Change in operating assets/liabilities
Change in trade receivables		(4,345,577)	(2,854,986)
Change in due from related parties		(701,688)	(370,962)
Change in receivables from financial services		(1,247,574)	428,039
Change in inventories		(555,137)	35,426
Change in other current assets		(1,814,141)	438,264
Change in other non-current assets		(1,936,411)	(732,286)
Change in due to related parties		(944,285)	(900,143)
Change in trade and other payables		(2,779,900)	(10,602,428)
Change in other non-current liabilities		(284,704)	53,178
Change in employee benefit obligations		(220,804)	(398,808)
Change in short term contract asset		(3,815,079)	272,520
Change in long term contract asset		(21,727)	(119,928)
Change in deferred revenue		(224,819)	349,899
Change in short term contract liability		3,185,549	180,139
Change in long term contract liability		(505,994)	(231,266)
Changes in other working capital		(5,659,725)	(7,001,950)
Cash generated from operations		94,767,076	103,783,369

Interest paid		(14,334,294)	(16,564,701)
Income tax paid		(6,049,732)	(8,064,054)
Net cash inflow from operating activities		74,383,050	79,154,614

Cash flows from investing activities:
Acquisition of property, plant and equipment	8	(41,930,324)	(33,994,295)
Acquisition of intangible assets		(46,825,144)	(22,431,580)
Proceeds from sale of property, plant and equipment		718,411	897,800
Payments for advances given for acquisition of property, plant and equipment		-	(146,371)
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		139,908,348	74,928,205
Cash outflows from purchase of shares or borrowing instruments of other enterprises or funds		(172,396,025)	(93,846,565)
Cash inflows from financial assets at fair value through profit or loss		-	5,536,613
Change in other cash advances given		(2,747,026)	3,625,082
Interest received		20,162,832	17,257,045
Net cash outflow from investing activities		(103,108,928)	(48,174,066)

Cash flows from financing activities:
Proceeds from derivative instruments		4,777,013	4,701,351
Repayments of derivative instruments		(8,620,137)	(5,370,244)
Proceeds from issues of loans and borrowings		91,782,115	90,483,151
Proceeds from issues of bonds		10,869,685	62,385,436
Repayments of borrowings		(46,012,785)	(82,576,271)
Repayments of bonds		(9,277,825)	(11,688,769)
Dividends paid to shareholders		-	(5,569,112)
Acquisition of treasury shares		-	(73,929)
Payments of lease liabilities		(8,308,474)	(8,904,348)
Net cash (outflow)/inflow from financing activities		35,209,592	43,387,265

Net increase in cash and cash equivalents		6,483,714	74,367,813

Cash and cash equivalents at 1 January	11	114,083,140	111,715,057

Effects of exchange rate changes on cash and cash equivalents and inflation adjustment		(21,739,017)	(27,435,595)

Cash and cash equivalents at 30 September	11	98,827,837	158,647,275

The above interim condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

6

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

1.	Reporting entity

Turkcell İletişim Hizmetleri Anonim Şirketi (the “Company” or “Turkcell”) was incorporated in Türkiye on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydınevler Mahallesi İnonu Caddesi No: 20, Küçükyalı Ofispark/Istanbul.

The Company operates under a 25-year GSM license granted in and effective from April 1998 (2G License), a 20-year 3G license granted in and effective from April 2009 and a 13-year 4.5G license granted in August 2016 and effective from April 2016. On 7 April 2023, the 2G License has been extended to 30 April 2029. As of 30 September 2026, the Company’s shares are listed on Borsa Istanbul A.Ş. (“BIST”) and New York Stock Exchange (“NYSE”).

On 16 October 2025, within the scope of the tender organized by the Information and Communication Technologies Authority (ICTA) titled “Authorization Regarding the Establishment and Operation of Mobile Electronic Communications Infrastructure and the Provision of Services, and the Subjecting of Infrastructure and Services Under Existing Authorizations Expiring on 30 April 2029 to This Authorization,” the 5G spectrum allocation tender was concluded on 2 January 2026, following the first payment and the delivery of the Authorization Certificate to the Company. Accordingly, the Company will be able to continue providing mobile communication services from 30 April 2029, when the current GSM license authorization certificates expire, until 31 December 2042.

The interim condensed consolidated financial statements of the Company as at and for the nine months ended 30 September 2026 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on 9 November 2026.

As of 30 September 2026, the ownership interest and voting rights of TVF Bilgi Teknolojileri İletisim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Sirketi (“TVF BTIH”) and IMTIS Holdings S.a r l. (“IMTIS Holdings”) in the Company are 26.2% and 19.8%, respectively. The proportion of the Company’s shares that are traded in domestic and foreign stock exchanges are 54.0%.

As of 30 September 2026, the Group’s immediate shareholder is TVF BTIH, which is wholly owned by Türkiye Varlik Fonu (“TVF”). TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

The Company’s board of directors consists of a total of nine non-executive members including three independent members as of 30 September 2026.

7

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

2.	Basis of preparation of financial statements

These interim condensed consolidated financial statements for the nine months ended 30 September 2026 have been prepared in accordance with IAS 34 Interim Financial Reporting.

These interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as at 31 December 2025.

The accounting policies and presentation are consistent with those of the previous financial year and corresponding interim reporting period.

The financial statements of the Company and those of the subsidiaries, associates and joint ventures located in Türkiye and Turkish Republic of Northern Cyprus for the period ended 30 September 2026 were restated for the changes in the general purchasing power of Turkish Lira, which is their functional currency, based on International Accounting Standard No. 29 (“IAS 29”) “Financial Reporting in Hyperinflationary Economies”. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms.

The table below shows the indices and conversion factors applied to the condensed consolidated financial statements as of 30 September 2026:

Date	Index	Coversion factor	Cumulative inflation
30 September 2026	137.23	1.00000	158%
31 December 2025	110.39	1.24317	211%
30 September 2025	105.78	1.29732	222%

New standards and interpretations

Material changes in accounting policies and significant accounting errors identified are applied retrospectively, and the prior period financial statements are restated. To ensure consistency with the presentation of the current period condensed consolidated financial statements, comparative information is reclassified where necessary, and significant differences are disclosed. There have been no material changes in the Group's accounting policies during the current period

The accounting policies adopted in preparation of the consolidated financial statements as of 30 September 2026 are consistent with those of the previous financial year, except for the adoption of new and amended IFRS and IFRIC interpretations effective as of 1 January 2026 and thereafter. The effects of these standards and interpretations on the Group’s financial position and performance have been disclosed in the related paragraphs.

a)	Standards, amendments, and interpretations applicable as of 30 September 2026:

Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments; effective from annual reporting periods beginning on or after 1 January 2026 (earlier application permitted). These amendments:

•	Clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
•	Clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

8

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

a)	Standards, amendments, and interpretations applicable as of 30 September 2026: (continued)

•	Add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets); and
•	Make updates to the disclosures for equity instruments designated at Fair Value through Other Comprehensive Income (FVOCI).

The amendments have no significant impact on Group’s financial position or performance.

Annual improvements to IFRS – Volume 11; effective from annual periods beginning on or after 1 January 2026 (earlier application permitted). Annual improvements are limited to changes that either clarify the wording in an Accounting Standard or correct relatively minor unintended consequences, oversights or conflicts between the requirements in the Accounting Standards. The 2024 list of amended Accounting Standard and accompanying guidance include the following:

•	IFRS 1 First-time Adoption of International Financial Reporting Standards;
•	IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7;
•	IFRS 9 Financial Instruments;
•	IFRS 10 Consolidated Financial Statements; and
•	IAS 7 Statement of Cash Flows.

The amendments have no significant impact on the Group’s consolidated financial statements.

Amendment to IFRS 9 and IFRS 7 - Contracts Referencing Nature-dependent Electricity; effective from annual periods beginning on or after 1 January 2026 (earlier application permitted). These amendments change the 'own use' and hedge accounting requirements of IFRS 9 and include targeted disclosure requirements to IFRS 7. These amendments apply only to contracts that expose an entity to variability in the underlying amount of electricity because the source of its generation depends on uncontrollable natural conditions (such as the weather). These are described as ‘contracts referencing nature-dependent electricity’.

The amendments have no significant impact on Group’s financial position or performance.

9

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

b)	Standards, amendments, and interpretations that are issued but not effective as of 30 September 2026:

Amendments to IAS 21 - Translation to a Hyperinflationary Presentation Currency; effective from annual periods beginning on or after 1 January 2027 (earlier application permitted). These narrow-scope amendments specify the translation procedures for an entity whose presentation currency is that of a hyperinflationary economy. The entity applies the amendments if:

•	Its functional currency is that of a non-hyperinflationary economy and it is translating its results and financial position into the currency of a hyperinflationary economy; or
•	It is translating into the currency of a hyperinflationary economy the results and financial position of a foreign operation whose functional currency is that of a non-hyperinflationary economy.

The amendments aim to improve the usefulness of the resulting information in a cost-effective manner and reduce diversity in practice.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

Amendment to IAS 28 – Fair Value Option in Investments in Associates and Joint Ventures; effective from annual periods beginning on or after 1 January 2027. If an entity has elected to apply IFRS 18 early and to use the fair value option granted by these amendments (for example, for a 30 September 2026 period-end), the entity should apply the amendments retrospectively for the reporting period ending on or after the issuance of these amendments (that is, also for the 30 September 2026 period-end). These amendments clarify which entities are eligible to measure investments in associates and joint ventures at fair value under IAS 28. The exemption from applying the equity method in IAS 28 allows eligible entities to make an election to measure investments in associates and joint ventures at fair value through profit or loss (‘fair value option’). This election has to be made separately for each associate or joint venture at initial recognition.

These amendments address stakeholders’ concerns about the diversity in practice when determining the scope of entities eligible to apply the fair value option. This diversity has become increasingly important because the measurement at either fair value or using the equity method affects the classification of income and expenses in the statement of profit or loss under IFRS 18 in either the operating or the investing category.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

10

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

b)	Standards, amendments, and interpretations that are issued but not effective as of 30 September 2026: (continued)

IFRS 18 Presentation and Disclosure in Financial Statements; effective from annual periods beginning on or after 1 January 2027 (earlier application permitted). This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:

•	The structure of the statement of profit or loss;
•	Required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.
•	enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

The Group will apply TFRS 18 and related amendments for periods beginning after January 1, 2027, with retrospective application.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

11

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

b)	Standards, amendments, and interpretations that are issued but not effective as of 30 September 2026: (continued)

IFRS 19 Subsidiaries without Public Accountability: Disclosures’; effective from annual periods beginning on or after 1 January 2027 (earlier application permitted). This new standard and amendments work alongside other IFRS Accounting Standards. An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements and instead applies the reduced disclosure requirements in IFRS 19. IFRS 19’s reduced disclosure requirements balance the information needs of the users of eligible subsidiaries’ financial statements with cost savings for preparers. IFRS 19 is a voluntary standard for eligible subsidiaries. A subsidiary is eligible if:

•	It does not have public accountability; and
•	It has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.

The standard is not applicable for the Group.

Amendment to IFRS 19 Subsidiaries without Public Accountability: Disclosures’; effective from annual periods beginning on or after 1 January 2027 (earlier application permitted). In developing the reduced disclosure requirements in IFRS 19, the IASB considered the disclosure requirements in other IFRS Accounting Standards as at 28 February 2021. When IFRS 19 was issued, it did not contain reduced versions of any disclosure requirements that were added or amended after that date. Subsequently, the IASB issued these amendments to help eligible subsidiaries by reducing disclosure requirements for Standards and amendments issued between February 2021 and May 2024, specifically:

•	IFRS 18, ‘Presentation and Disclosure in Financial Statements’;
•	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7);
•	International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12);
•	Lack of Exchangeability (Amendments to IAS 21); and
•	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7).

The standard is not applicable for the Group.

IFRS 20 Regulatory Assets and Regulatory Liabilities; effective from annual periods beginning on or after 1 January 2029 (earlier application permitted). This is a new Accounting Standard for entities subject to a specific type of rate regulation. It aims to help investors better understand how that rate regulation affects an entity’s financial performance, financial position, and its prospects for future cash flows.

IFRS 20 will affect entities subject to rate regulation that determines how much an entity can charge customers and when it can charge them. Entities that supply vital services such as electricity, water and gas are often subject to this type of regulation.

12

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

b) Standards, amendments, and interpretations that are issued but not effective as of 30 September 2026: (continued)

If there is a difference between when an entity supplies regulatory goods and services and when it charges customers for those goods and services, reported revenue may not fully reflect the entity’s performance in a period. IFRS 20 calls this a ‘difference in timing’. The key principle of IFRS 20 is that an entity should recognise the total allowed compensation for regulatory goods or services in the same reporting period that the entity supplies those regulatory goods or services. IFRS 20 requires entities to account for the effects of differences in timing in their financial statements by recognising regulatory assets and regulatory liabilities and the resulting regulatory income and regulatory expense.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

Comparative information and revision of prior period financial information

The consolidated financial statements of the Group are prepared comparatively with the previous period in order to enable comparability of the financial position and performance trends. In order to comply with the presentation of the current period consolidated financial statements, comparative information is reclassified when deemed necessary and significant differences are disclosed. Significant changes in accounting policies and significant accounting errors are applied retrospectively and prior period financial statements are restated.

13

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

3.	Segment information

As part of its strategy to offer integrated communication and technology services and to ensure economic integrity, the Group has divided its main operating segments into two groups: “Turkcell Türkiye” and “Techfin.” Although some of these strategic segments provide similar services, they are affected by different economic conditions and geographical locations. Therefore, they are regularly reviewed by the authority responsible for making decisions regarding the Group’s operations, based on resource allocation and performance. The authority responsible for making decisions related to the Group's operations is the Board of Directors. However, the Board of Directors may delegate its powers excluding the non-delegable powers stipulated by law to the CEO and other executives.

Turkcell Türkiye reportable segment includes the Groups’s mobile, fixed telecommunications, digital services, digital business services and data center operations of Turkcell, Superonline İletişim Hizmetleri A.Ş. (“Turkcell Superonline”), Turkcell Satış A.Ş.’s (“Turkcell Satış”), Turkcell Dijital Iş Servisleri A.Ş. (“Turkcell Dijital”), group call center operations of Global Bilgi Pazarlama Danışmanlık ve Çağrı Servisi Hizmetleri A.Ş. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.Ş. (“Turktell”), Atmosware Teknoloji Eğitim ve Danışmanlik A.Ş. (“Atmosware Teknoloji”), Turkcell Teknoloji Arastırma ve Geliştirme A.Ş. (“Turkcell Teknoloji”), Ultia Teknoloji Yazılım ve Uygulama Geliştirme Ticaret A.Ş. (“Ultia”), Kule Hizmet ve İşletmecilik A.Ş. (“Global Tower”), Turkcell Gayrimenkul Hizmetleri A.Ş. (“Turkcell Gayrimenkul”), Lifecell Dijital Servisler ve Çözümler A.Ş. (“Lifecell Dijital Servisler”), Lifecell TV Yayın ve İçerik Hizmetleri A.Ş. (“Lifecell TV”), Lifecell Müzik Yayın ve İletişim A.Ş. (“Lifecell Müzik”), Turkcell Dijital Teknoloji Satış A.Ş. (TDTS A.Ş.), TDC Veri Hizmetleri A.Ş. (“TDC”).

Techfin reportable segment includes all financial services operations of Turkcell Finansman A.Ş. (“Turkcell Finansman”), Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (“Turkcell Ödeme”),Paycell LLC (“Paycell LLC”), Paycell Europe GmbH (“Paycell Europe”), Turkcell Sigorta Aracılık Hizmetleri A.Ş. (“Turkcell Sigorta”), Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. (“Sofra”), Turkcell Dijital Teknolojileri Limited (“Turkcell Dijital Teknoloji”), and Turkcell Dijital Sigorta A.Ş. (“Turkcell Dijital Sigorta”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics.

Other operating segment comprises telecommunications, digital services, and energy-related activities outside Türkiye. This segment included CJSC Belarusian Telecommunications Network (“BeST”), Kıbrıs Mobile Telekomunikasyon Limited Şirketi (“Kıbrıs Telekom”), East Asian Consortium B.V. (“Eastasian”), Lifecell Ventures B.V (“Lifecell Ventures”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited (“Lifecell Digital”), Yaani Digital BV (“Yaani”), BiP Digital Communication Technologies B.V (“BiP B.V.”), Turkcell Global Bilgi non Group call center activities, Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş. (“Turkcell Enerji”), Boyut Grup Enerji Elektrik Üretim ve İnşaat Sanayi ve Ticaret A.Ş. (“Boyut Enerji”) and Turkcell Yeni Teknolojiler Girişim Sermayesi Yatırım Fonu (“Turkcell GSYF”).

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

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TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

3.	Segment information (continued)

	Nine months ended 30 September
	Turkcell Türkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Total segment revenue	212,459,105	202,241,667	13,395,012	12,552,012	14,811,545	13,559,326	(5,600,295)	(6,258,514)	235,065,367	222,094,491
Inter-segment revenue	(1,095,306)	(1,062,226)	(1,101,497)	(1,187,817)	(3,403,492)	(4,008,471)	5,600,295	6,258,514	-	-
Revenues from external customers	211,363,799	201,179,441	12,293,515	11,364,195	11,408,053	9,550,855	-	-	235,065,367	222,094,491
Adjusted EBITDA	92,854,655	92,048,149	4,203,157	3,055,076	3,285,427	2,542,878	(443,993)	(517,768)	99,899,246	97,128,335

	Three months ended 30 September
	Turkcell Türkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Total segment revenue	74,247,975	70,644,015	4,816,979	4,424,144	5,248,859	4,599,897	(2,269,580)	(2,431,782)	82,044,233	77,236,274
Inter-segment revenue	(373,892)	(330,297)	(419,624)	(638,233)	(1,476,064)	(1,463,252)	2,269,580	2,431,782	-	-
Revenues from external customers	73,874,083	70,313,718	4,397,355	3,785,911	3,772,795	3,136,645	-	-	82,044,233	77,236,274
Adjusted EBITDA	33,773,131	32,265,846	1,439,273	970,920	1,212,303	963,790	(181,439)	(256,192)	36,243,268	33,944,364

15

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

3.	Segment information (continued)

	9 months period	3 months period	9 months period	3 months period
	ended at 30	ended at 30	ended at 30	ended at 30
	September 2026	September 2026	September 2025	September 2025
Profit from continuing operations	17,499,506	6,737,029	17,660,439	6,984,018
Add/(Less):
Income tax expense	12,283,535	2,876,811	10,961,613	3,489,472
Finance income	(16,153,852)	(6,977,641)	(15,048,450)	(5,166,738)
Finance costs	34,025,285	13,080,765	21,288,777	6,437,344
Other income	(415,018)	(144,482)	(333,227)	(251,431)
Other expenses	2,955,092	1,627,436	1,972,784	954,916
Monetary (gain) loss	(15,049,203)	(3,740,132)	(2,108,858)	460,913
Depreciation and amortization	64,504,997	22,620,593	59,248,573	20,505,977
Share of loss/(gain) of equity accounted investees	248,904	162,889	3,486,684	529,893
Consolidated adjusted EBITDA	99,899,246	36,243,268	97,128,335	33,944,364

16

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

4.	Revenue

	Nine months ended 30 September
	Turkcell Turkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Telecommunication services	187,994,135	184,600,766	-	-	5,436,979	5,076,356	(178,810)	(179,066)	193,252,304	189,498,056
Equipment revenues	22,681,158	15,522,850	-	-	280,238	313,224	(67,686)	(15,502)	22,893,710	15,820,572
Revenue from financial services	-	-	13,395,012	12,552,012	-	-	(1,101,497)	(1,186,598)	12,293,515	11,365,414
Other	1,783,812	2,118,051	-	-	9,094,328	8,169,746	(4,252,302)	(4,877,348)	6,625,838	5,410,449
Total	212,459,105	202,241,667	13,395,012	12,552,012	14,811,545	13,559,326	(5,600,295)	(6,258,514)	235,065,367	222,094,491

	Three months ended 30 September
	Turkcell Turkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Telecommunication services	65,845,938	64,889,468	-	-	1,809,708	1,703,958	(54,171)	(63,496)	67,601,475	66,529,930
Equipment revenues	7,790,321	5,060,301	-	-	119,497	100,619	(47,765)	-	7,862,053	5,160,920
Revenue from financial services	-	-	4,816,979	4,424,144	-	-	(420,744)	(637,013)	4,396,235	3,787,131
Other	611,716	694,246	-	-	3,319,654	2,795,320	(1,746,900)	(1,731,273)	2,184,470	1,758,293
Total	74,247,975	70,644,015	4,816,979	4,424,144	5,248,859	4,599,897	(2,269,580)	(2,431,782)	82,044,233	77,236,274

Revenue from financial services comprise of interest income generated from consumer financing activities. The Group has interest income amounting to TRY 4,478,876 (2025: TRY 5,126,156) and TRY 1,503,099 (2025: TRY 1,708,624) as of nine months and three months period ended at 30 September 2026 respectively.

17

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

4.	Revenue (continued)

	30 September 2026
	Turkcell Turkiye	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	187,994,135	-	5,436,979	(178,810)	193,252,304
At a point in time	1,298,674	-	119,350	(32)	1,417,992
Over time	186,695,461	-	5,317,629	(178,778)	191,834,312
Equipment Related	22,681,158	-	280,238	(67,686)	22,893,710
At a point in time	21,825,077	-	280,238	(67,686)	22,037,629
Over time	856,081	-	-	-	856,081
Revenue from financial operations	-	13,395,012	-	(1,101,497)	12,293,515
At a point in time	-	7,254,603	-	(1,028,946)	6,225,657
Over time	-	6,140,409	-	(72,551)	6,067,858
Other	1,783,812	-	9,094,328	(4,252,302)	6,625,838
At a point in time	179,876	-	8,197	(4,098)	183,975
Over time	1,603,936	-	9,086,131	(4,248,204)	6,441,863
Total	212,459,105	13,395,012	14,811,545	(5,600,295)	235,065,367
At a point in time	23,303,627	7,254,603	407,785	(1,100,762)	29,865,253
Over time	189,155,478	6,140,409	14,403,760	(4,499,533)	205,200,114

	30 September 2025
	Turkcell Turkiye	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	184,600,766	-	5,076,356	(179,066)	189,498,056
At a point in time	1,465,005	-	7,577	-	1,472,582
Over time	183,135,761	-	5,068,779	(179,066)	188,025,474
Equipment Related	15,522,850	-	313,224	(15,502)	15,820,572
At a point in time	14,686,042	-	313,224	(15,502)	14,983,764
Over time	836,808	-	-	-	836,808
Revenue from financial operations	-	12,552,012	-	(1,186,598)	11,365,414
At a point in time	-	7,303,056	-	(1,148,899)	6,154,157
Over time	-	5,248,956	-	(37,699)	5,211,257
Other	2,118,051	-	8,169,746	(4,877,348)	5,410,449
At a point in time	378,606	-	5,471	(1,051)	383,026
Over time	1,739,445	-	8,164,275	(4,876,297)	5,027,423
Total	202,241,667	12,552,012	13,559,326	(6,258,514)	222,094,491
At a point in time	16,529,653	7,303,056	326,272	(1,165,452)	22,993,529
Over time	185,712,014	5,248,956	13,233,054	(5,093,062)	199,100,962

18

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

5.	Other income and expense

Recognized in the statement of profit or loss:

	9 months period ended at 30 September 2026	3 months period ended at 30 September 2026	9 months period ended at 30 September 2025	3 months period ended at 30 September 2025
Gain on sale of fixed assets	113,008	12,887	-	(10,219)
Depositary reimbursement	19,631	18,283	64,586	64,586
Insurance compensation	16,505	12,540	80,044	80,044
Rent income	16,472	6,965	15,106	4,421
Other	249,402	93,807	173,491	112,599
Other income	415,018	144,482	333,227	251,431

Donation expenses	(988,279)	(485,583)	(897,209)	(435,244)
Litigation expenses	(500,356)	(111,396)	(331,577)	(141,991)
Asset retirement obligation revaluation	(223,724)	(85,734)	(136,584)	(68,257)
Restructuring cost	(134,800)	(62,808)	(21,050)	(2,278)
Loss on cancellation of lease contract	(83,325)	(38,844)	(186,982)	(69,636)
Loss on sale of fixed assets	-	-	(217,940)	(217,940)
Other	(1,024,608)	(843,071)	(181,442)	(19,570)
Other expense	(2,955,092)	(1,627,436)	(1,972,784)	(954,916)

6.	Finance income and costs

Recognized in the statement of profit or loss:

	9 months period	3 months period	9 months period	3 months period
	ended at 30	ended at 30	ended at 30	ended at 30
	September 2026	September 2026	September 2025	September 2025
Interest income (*)	10,746,672	4,993,213	9,561,075	3,282,199
Interest income from financial assets	5,346,775	1,966,009	4,517,185	1,435,305
Income from financial assets carried at fair value	60,405	18,419	520,192	(764)
Cash flow hedges – reclassified to profit or loss	-	-	207,015	207,015
Net fair value gains on derivative financial instruments and interest	-	-	242,983	242,983
Finance income	16,153,852	6,977,641	15,048,450	5,166,738

Net foreign exchange losses	(14,827,655)	(5,748,794)	(7,174,487)	(4,420,178)
Net interest expenses for financial assets and liabilities measured at amortized cost	(12,777,435)	(4,862,367)	(13,963,761)	(4,093,534)
Net fair value losses on derivative financial instruments and interest	(6,335,535)	(2,435,306)	-	2,269,164
Cash flow hedges – reclassified to profit or loss	39,262	-	-	(161,096)
Other	(123,922)	(34,298)	(150,529)	(31,700)
Finance costs	(34,025,285)	(13,080,765)	(21,288,777)	(6,437,344)

Monetary gain/ (loss)	15,049,203	3,740,132	2,108,858	(460,913)

Net finance costs	(2,822,230)	(2,362,992)	(4,131,469)	(1,731,519)

(*) Consists of interest income from time deposits with maturity less than three months and interest income from money market funds.

19

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

7.	Income tax expense

The corporate tax rate in Türkiye is 25% for companies (30 September 2025: 25%) and 30% for banks and financial institutions (30 September 2025: 30%).

	30 September 2026	30 September 2025
Current income tax expense	(7,756,076)	(8,062,073)
Deferred income tax expense	(4,527,459)	(2,899,540)
Total income tax expense	(12,283,535)	(10,961,613)

Earnings generated from the Group’s investments qualifying under investment incentive certificates are subject to reduced corporate income tax rates, starting from the accounting period in which the investment becomes partially or fully operational, until the cumulative tax benefit reaches the approved investment contribution amount. The deferred tax calculation associated with the tax advantages attributable to qualifying expenditures incurred under these certificates was performed in proportion to the declared investment contribution rates and strictly restricted to the statutory timeframes prescribed by the applicable tax legislation.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. The Group bases the recognition of deferred tax assets arising from investment incentives in the consolidated financial statements on its long-term business plans. The recoverability of these assets is assessed at each reporting date using business models that incorporate future taxable profit forecasts. The key assumptions underlying these assessments include estimates of sales growth rates, pricing strategies, capacity utilization rates, expected capital expenditures, and applicable tax rates.

As of 30 September 2026, the Group performed a sensitivity analysis regarding the incentive certificates obtained for its data center investments. In this analysis, the key assumptions underlying the business plans were varied within a range of ±10%. The results indicated that these variations would not lead to any material change in the anticipated 10-year recovery period. Based on current business plans and the macroeconomic outlook, Group management concludes that the deferred tax assets are fully recoverable within the projected timeframe.

As of 30 September 2026, a tax benefit of TRY 4,504,254 (31 December 2025: TRY 2,917,611), which the Group expects to utilize in the foreseeable future, has been recognized as a deferred tax asset in the consolidated financial statements. These deferred tax assets are projected to be recovered within 10 years from the reporting date, with the expected realization of these amounts exhibiting a consistent utilization pattern throughout this period.

20

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

8.	Property, plant and equipment

					Impairment	Effects of
	Balance at 1				expenses/	movements in	Balance at 30
Cost	January 2026	Additions	Disposals	Transfers	(reversals)	exchange rates	September 2026
Network infrastructure (operational)	484,199,650	13,766,316	(2,646,997)	19,120,847	-	(1,241,030)	513,198,786
Land and buildings	39,648,177	700,705	(851,017)	3,206,269	-	(6,159)	42,697,975
Equipment, fixtures and fittings	31,463,693	850,963	(117,744)	2,606,747	-	(23,319)	34,780,340
Motor vehicles	391,604	45,014	(5,423)	-	-	(2,773)	428,422
Leasehold improvements	9,321,181	134,719	-	-	-	(358)	9,455,542
Electricity production power plant	804,181	8,454	-	-	-	-	812,635
Construction in progress	10,439,474	26,600,779	(38,929)	(24,970,103)	-	(49,773)	11,981,448
Total	576,267,960	42,106,950	(3,660,110)	(36,240)	-	(1,323,412)	613,355,148

Accumulated depreciation
Network infrastructure (operational)	332,949,101	22,132,127	(2,232,804)	-	14,335	(1,112,778)	351,749,981
Land and buildings	10,196,421	1,230,882	(637,855)	-	-	(3,375)	10,786,073
Equipment, fixtures and fittings	28,160,376	1,434,375	(94,047)	-	-	(28,064)	29,472,640
Motor vehicles	339,221	28,465	(5,301)	-	-	(2,766)	359,619
Leasehold improvements	8,832,819	114,003	-	-	-	(775)	8,946,047
Electricity production power plant	177,222	27,565	-	-	-	-	204,787
Total	380,655,160	24,967,417	(2,970,007)	-	14,335	(1,147,758)	401,519,147

Net book value	195,612,800	17,139,533	(690,103)	(36,240)	(14,335)	(175,654)	211,836,001

Depreciation expense for the nine months ended 30 September 2026 amounting to TRY 24,981,752 including impairment losses are recognized in cost of revenue.

Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments. Impairment losses on property, plant and equipment for the nine months period ended 30 September 2026 is TRY 14,335 and are recognized within depreciation expenses.

21

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

9.	Intangible assets

					Effects of
	Balance at 1				movements in	Balance at 30
Cost	January 2026	Additions	Disposals	Transfers	exchange rates	September 2026
Telecommunication licenses	160,644,320	63,028,460	-	36,240	44,517	223,753,537
Computer software	285,450,843	14,710,307	(2,826)	434,804	(350,894)	300,242,234
Transmission line software	2,522,424	9,829	-	-	-	2,532,253
Indefeasible right of usage	2,578,988	11,228	-	-	-	2,590,216
Brand name	20,680	-	-	-	(2,378)	18,302
Customer base	74,988	-	-	-	-	74,988
Goodwill	958,370	-	-	-	-	958,370
Subscriber acquisition cost	117,333,988	8,658,415	(5,371)	-	(72,979)	125,914,053
Other	5,321,212	312,877	-	-	(6,379)	5,627,710
Construction in progress	471,135	467,336	(2,152)	(434,804)	(142)	501,373
Total	575,376,948	87,198,452	(10,349)	36,240	(388,255)	662,213,036

Accumulated amortization
Telecommunication licenses	132,580,060	9,392,967	-	-	(7,067)	141,965,960
Computer software	219,563,885	13,837,393	(1,544)	-	(206,414)	233,193,320
Transmission line software	2,520,361	5,460	-	-	-	2,525,821
Indefeasible right of usage	1,692,109	44,677	-	-	-	1,736,786
Brand name	12,271	-	-	-	-	12,271
Customer base	53,225	19,544	-	-	-	72,769
Subscriber acquisition cost	85,224,557	8,864,538	(2,668)	-	(66,672)	94,019,755
Other	3,222,383	475,862	-	-	(25,324)	3,672,921
Total	444,868,851	32,640,441	(4,212)	-	(305,477)	477,199,603

Net book value	130,508,097	54,558,011	(6,137)	36,240	(82,778)	185,013,433

Amortization expenses for the nine months ended 30 September 2026 amounting to TRY 32,640,441 include impairment losses and are recognized in cost of revenue.

Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of computer software within the Group is TRY 3,995,259 for the nine months interim period ending 30 September 2026.

The license fee regarding the 5G services made available on April 1, 2026, was initially measured in the statement of financial position at the present value of its contractual obligations as an asset and a corresponding trade payable. The amortization and depreciation expenses of the license and network equipment started to be recognized as of April 2026, when the service commenced.

22

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

10.	Right-of-use assets

As at 30 September 2026, the Company has additions to right-of-use assets amounting to TRY 7,175,100 and interest expense on lease liabilities amounting to TRY 2,762,573 is recognized in finance costs. Depreciation and amortization expenses amounting to TRY 6,862,573 are recognized in cost of revenues. The net book value of right-of-use assets as of 30 September 2026 is 28,046,002 (31 December 2025: 28,544,214).

11.	Cash and cash equivalents

	30 September 2026	31 December 2025
Cash in hand	405	419
Banks	68,234,272	97,462,541
- Demand deposits	7,068,062	6,955,865
- Time deposits	58,226,756	90,506,676
- Receivables from reverse repo	2,939,454	-
Impairment loss provision	(4,912)	(6,038)
Other (*)	30,722,102	16,701,442
Total	98,951,867	114,158,364

(*) It consists of highly liquid money market funds with initial maturities of less than 90 days as of the acquisition date and which are subject to an insignificant risk of changes in value.

As of 30 September 2026, the average effective interest rates of TRY, USD and EUR time deposits are 35.7%, 4.8% and 2.3% (31 December 2025: 39.7%, 3.5% and 1.6%) respectively. As of 30 September 2026, average maturity of time deposits is 15 days (31 December 2025: 7 days).

Reconciliation of cash and cash equivalents in consolidated statement of cash flows:

	30 September 2026	30 September 2025
Cash and cash equivalents	98,951,867	158,722,277
Interest accrual of cash and cash equivalents	(124,030)	(75,002)
Total	98,827,837	158,647,275

23

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

12.	Financial assets

The details of financial assets as of 30 September 2026 and 31 December 2025 are as follows:

	30 September 2026		31 December 2025
	Non-current	Current	Non-current	Current
Fair value through profit or loss	7,970,515	260,668	10,717,190	3,089,937
- Investment funds (*)	7,970,515	260,668	10,717,190	3,089,937
Fair value through other comprehensive income	61,289,342	14,591,876	36,241,866	11,840,662
- Listed debt securities (**)	61,289,342	14,591,876	36,241,866	11,840,662
Amortized cost	-	2,489,020	-	2,671,435
- Time deposits with maturity of more than three months	-	2,489,020	-	2,671,435
	69,259,857	17,341,564	46,959,056	17,602,034

(*) Investment funds mainly consist of free market funds and Turkcell Venture Capital Investment Fund (GSYF), established by Re-Pie Portfolio Management Inc., as well as the shares and financial assets related to this fund. These funds are measured at fair value, and the corresponding changes in value are recognized in profit or loss.

(**) Listed debt securities are classified as financial assets at fair value through other comprehensive income.

	Fair Values
	30 September 2026	31 December 2025	Fair value hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	75,881,218	48,082,528	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	7,604,593	13,180,502	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	626,590	626,625	Level 3	Pricing models based on discounted cash flow
	84,112,401	61,889,655

The movement of the financial assets which is shown in Level 3 are as follows:

	30 September 2026	30 September 2025
Opening balance	626,625	869,310
Addition	13,348	82,250
Remeasurement recognised in profit or loss	724	-
Monetary gain/(loss)	(14,107)	(3,354)
Closing balance	626,590	948,206

24

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

13.	Loans and borrowings

	30 September	31 December
Long-term borrowings	2026	2025
Unsecured bank loans	82,204,054	45,412,091
Secured bank loans	20,591,310	15,634,524
Lease liabilities	12,947,225	15,564,671
Debt securities issued	69,263,029	75,966,785
	185,005,618	152,578,071

	30 September	31 December
Short-term borrowings	2026	2025
Unsecured bank loans	25,344,841	30,291,487
Secured bank loans	2,785,419	2,270,204
Lease liabilities	4,132,309	3,685,001
Debt securities issued	8,970,953	8,403,415
	41,233,522	44,650,107

25

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

13.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			30 September 2026			31 December 2025
	Currency	Interest rate type	Payment period	Nominal interest rate	Carrying amount	Payment period	Nominal interest rate	Carrying amount
Unsecured Bank Loans	USD	Floating	2026-2033	Sofr + 2.0%	62,801,032	2026-2032	Sofr + 2.0% -Sofr + 2.2%	17,992,790
Unsecured Bank Loans	EUR	Floating	2026-2030	Euribor+1.9%-Euribor+4.0%	33,241,756	2026-2030	Euribor+2.0%-Euribor+4.0%	43,913,390
Unsecured Bank Loans	TRY	Fixed	2026	36.5% - 43.0%	5,235,681	2026	36.2% - 45.5%	7,601,312
Unsecured Bank Loans	EUR	Fixed	2026-2027	4.0%-5.0%	3,396,874	2026	3.6%-3.95%	2,452,951
Unsecured Bank Loans	CNY	Fixed	2026-2028	5.2%	2,626,030	2026-2028	5.1% - 5.5%	3,339,279
Unsecured Bank Loans	TRY	Floating	2026-2027	TLREF+2.0%	247,522	2026-2027	TLREF+2.0%	302,291
Unsecured Bank Loans	USD	Fixed	-	-	-	2026	2.5%	101,565
Secured Bank Loans	CNY	Fixed	2026-2034	3.2%-4.0%	9,749,819	2026-2034	4.0%	8,039,708
Secured Bank Loans	EUR	Floating	2026-2038	Euribor+0.4%-Euribor+0.7%	8,876,083	2026-2037	Euribor+0.7%	3,666,570
Secured Bank Loans	USD	Fixed	2026-2033	1.5% - 3.8%	4,237,888	2026-2033	1.5% - 3.8%	5,341,514
Secured Bank Loans	USD	Floating	2026-2028	Sofr + 0.6% -Sofr + 1.6%	512,939	2026-2028	Sofr + 0.6% -Sofr + 1.6%	856,936
Debt securities issued	USD	Fixed	2026-2032	5.8% - 7.7%	74,181,921	2026-2032	5.8% - 7.7%	81,376,290
Debt securities issued	TRY	Fixed	2026-2027	37.0%-40.5%	4,052,061	2026	37.0%-39.3%	2,993,910
Lease liabilities	USD	Fixed	2026-2052	4.0%-11.6%	9,947,037	2026-2052	4.0%-11.6%	11,464,084
Lease liabilities	TRY	Fixed	2026-2070	7.5%-62.3%	5,993,714	2026-2070	7.5%-62.3%	6,236,923
Lease liabilities	BYR	Fixed	2026-2028	10.8%-20.0%	681,454	2026-2028	10.8%-20.0%	1,045,390
Lease liabilities	EUR	Fixed	2026-2034	2.9%-10.3%	457,329	2026-2034	2.9%-10.3%	503,275
					226,239,140			197,228,178

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

14.	Financial instruments

Impairment losses

Movements in the provision for trade receivables, contract assets, other assets and due from related parties are as follows:

	30 September 2026
	Contract Assets	Trade Receivable & Other Assets
Opening balance	9,820	1,181,558
Provision for impairment recognized during the year	(3,976)	1,783,816
Amounts collected	-	(865,049)
Receivables written off during the year as uncollectible	-	(676,551)
Receivables transferred with receivables transfer contract	-	(340)
Effect of changes in exchange rates	-	24,297
Inflation adjustment	(1,634)	(250,587)
Closing balance	4,210	1,197,144

	30 September 2025
	Contract Assets	Trade Receivable & Other Assets
Opening balance	8,889	1,072,264
Provision for impairment recognized during the year	4,128	1,579,919
Amounts collected	-	(653,280)
Receivables written off during the year as uncollectible	-	(743,458)
Receivables transferred with receivables transfer contract	-	(496)
Effect of changes in exchange rates	-	71,878
Inflation adjustment	(2,149)	(239,327)
Closing balance	10,868	1,087,500

Movements in the provisions for the total of receivables from financial services are as follows:

	30 September 2026	30 September 2025
Opening balance	268,074	262,735
Provision for impairment recognized during the year	629,975	476,994
Amounts collected	(209,491)	(203,711)
Receivables transferred with receivables transfer contract	(75,102)	(165,175)
Inflation adjustment	(77,385)	(62,345)
Closing balance	536,071	308,498

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

14.	Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	30 September 2026
	USD	EUR	CNY
Foreign currency denominated assets
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	1,266,436	211,085	-
Due from related parties - current	71	-	-
Trade receivables and contract assets	32,131	38,652	-
Other current assets	17,063	2,041	-
Cash and cash equivalents	740,868	152,877	22,546
	2,056,638	404,666	22,546
Foreign currency denominated liabilities
Loans and borrowings - non-current	(1,265,903)	(538,191)	(1,516,246)
Debt securities issued - non-current	(1,416,043)	-	-
Due to related parties - non-current	(389,155)	-	-
Lease obligations - non-current	(181,692)	(6,899)	-
Other non-current liabilities	(42,337)	-	-
Loans and borrowings - current	(115,156)	(281,742)	(189,497)
Debt securities issued - current	(100,564)	-	-
Lease obligations - current	(21,658)	(1,340)	-
Other current liabilities	(1,077)	(9,487)	-
Trade and other payables - current & non-current	(187,587)	(31,278)	(704,283)
Due to related parties - current	(400,319)	-	-
	(4,121,491)	(868,937)	(2,410,026)
Financial liabilities defined as hedging instruments (*)	555	62,802	-
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	125,000	270,500	-
Currency forward contracts	858,716	19,084	833,935
Net exposure	(1,080,582)	(111,885)	(1,553,545)

(*) Turkcell, the main shareholder of the Group, uses a loan amounting to EUR 56,576 as a hedging instrument to protect against foreign exchange risk arising from the translation of its net investments in a foreign subsidiary into Turkish Lira. The foreign exchange gains/losses related to this loan are recognized under equity in the “gains/losses on net investment hedge of a foreign operation” account, to be offset against the foreign exchange differences arising from the translation of the net assets of the foreign operation into Turkish Lira.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

14.	Financial instruments (continued)

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies; the analysis excludes net foreign currency investments.

A 10% strengthening/weakening of the TRY, BYN, EUR against the following currencies as at 30 September 2026 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

30 September 2026

	Profit/(Loss)		Equity
Sensitivity analysis	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency
1- USD net asset/liability	(5,285,462)	5,285,462	-	-
2- Hedged portion of USD risk (-)	-	-	(2,713)	2,713
3- USD net effect (1+2)	(5,285,462)	5,285,462	(2,713)	2,713

4- EUR net asset/liability	(621,077)	621,077	-	-
5- Hedged portion of EUR risk (-)	-	-	(348,617)	348,617
6- EUR net effect (4+5)	(621,077)	621,077	(348,617)	348,617

7- Other foreign currency net asset/liability (CNY)	(1,127,159)	1,127,159	-	-
8- Hedged portion of other foreign currency risk (-) (CNY)	-	-	-	-
9- Other foreign currency net effect (7+8)	(1,127,159)	1,127,159	-	-
Total (3+6+9)	(7,033,698)	7,033,698	(351,330)	351,330

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

14.	Financial instruments (continued)

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly.

Financial liabilities:

As at 30 September 2026 and 31 December 2025; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The carrying amounts and fair values of non-current borrowings and current portion of non-current borrowings are as follows:

	Carrying amount	Fair value
As at 30 September 2026
Bank loans	16,613,737	16,769,210
Debt securities	74,181,921	74,300,428

	Carrying	Fair
	amount	value
As at 31 December 2025
Bank loans	16,822,065	17,015,386
Debt securities	81,376,290	85,238,888

Trade payables:

The carrying amount and fair value of trade payable related 5G is as follows:

	Carrying	Fair
	amount	value
As at 30 September 2026
Trade payable	38,615,635	38,521,470

	Carrying	Fair
	amount	value
As at 31 December 2025
Trade payable	-	-

15.	Guarantees and purchase obligations

At 30 September 2026, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TRY 17,483,973 (31 December 2025: TRY 19,143,995).

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TRY 53,586,449 at 30 September 2026 (31 December 2025: TRY 55,639,827).

BeST has an investment commitment that covers the years 2022-2032 with a total investment amount of not less than USD 100,000, in accordance with the agreement which is signed between the Republic of Belarus, BeST and the Company on 30 November 2022. As of 30 September 2026, the remaining investment commitment is amounting to USD 56,102 (TRY equivalent of 2,744,122).

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

16.	Commitments and contingencies

Disclosures regarding significant litigation, investigations, and audits to which the Group is subject, which are considered material to the condensed consolidated financial statements for the nine-month period ended 30 September 2026, are detailed below:

Disputes Between the Group and BTK

As a result of investigations and reviews conducted by Information and Communication Technologies Authority (BTK) regarding the Group, there were no administrative fines imposed in the third quarter of 2026. A provision amounting to TRY 40,233 has been recognized for the ongoing reviews where the likelihood and significance of a potential penalty are considered high.

In addition, the Group has filed various lawsuits against BTK. These lawsuits generally relate to the annulment of administrative fines imposed by BTK following its investigations and reviews concerning the Group.

General Assessment of Ongoing Lawsuits and Investigations

The Company’s Management has evaluated the likelihood of an outflow of resources embodying economic benefits in relation to various lawsuits, investigations, audits, and ongoing reviews. As of 30 September 2026, a provision of TRY 861,221 has been recognized in the condensed consolidated financial statements. The provision allocated for ongoing investigations, reviews, lawsuits, and audits represents Management’s best estimate, and actual future outcomes may differ from the Group’s current assessments.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

17.	Related parties

	30 September	31 December
Receivables from related party	2026	2025
Türkiye Vakıflar Bankası T.A.O. (“Vakıfbank”)	515,945	9,014
Türkiye Hayat ve Emeklilik A.Ş.	111,382	788
Türkiye Sigorta A.Ş. (“Türkiye Sigorta”)	81,251	4,799
Güneş Express Havacılık A.Ş.(”Sun Express”)	68,313	52,007
Türk Hava Yolları A.Ş. (“THY”)	65,967	57,714
Türksat Uydu Haberleşme Kablo TV ve İşletme A.Ş. (”Türksat”)	60,235	43,316
Enerji Piyasaları İşletme A.Ş. (“EPİAŞ”)	49,566	110,739
TT Mobil İletişim Hizmetleri A.Ş. (“TT Mobil”)	46,344	84,693
T.C. Ziraat Bankası A.Ş. (“Ziraat Bankası”)	35,597	31,547
TOGG	26,866	39,330
Other	97,303	22,967
	1,158,769	456,914

	30 September	31 December
Long-term payables to related parties	2026	2025
T.C. Hazine ve Maliye Bakanlığı (*)	19,034,770	-
TT Mobil	66,195	117,362
	19,100,965	117,362

	30 September	31 December
Short-term payables to related parties	2026	2025
T.C. Hazine ve Maliye Bakanlığı (*)	19,581,308	28,078
EPİAŞ	324,527	262,455
Türkiye Sigorta	256,273	876,545
TT Mobil	131,646	128,931
Türk Telekomünikasyon A.Ş. (“Türk Telekom”)	54,522	359,344
TOGG	-	-
Other	103,345	113,483
	20,451,621	1,768,836

	30 September	31 December
Other payables to related party	2026	2025
TVF BTIH(**)	1,935,072	4,065
Other	10,560	-
	1,945,632	4,065

(*) Payables related to 5G licenses are included.

(**) Accruals related to dividend distribution are included.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

17.	Related parties (continued)

Transactions with key management personnel

Key management personnel comprise the Group's members of the Board of Directors and chief officers. There are no loans to key management personnel as of 30 September 2026 and 2025.

The Group provides additional benefits to key management personnel and contributions to retirement plans of employees who prefer to participate based on a pre-determined ratio of compensation.

	30 September 2026	30 September 2025
Short-term benefits (*)	702,518	770,832
Long-term benefits	1,352	1,120
Termination benefits	903	546
	704,773	772,498

(*) Short term benefits include cash settled share-based payments.

The following transactions occurred with related parties:

	30 September	30 September
Revenue from related parties	2026	2025
Ziraat Bankası (*)	1,566,568	284,296
TT Mobil (*)	1,249,638	1,414,839
EPİAŞ (*)	550,366	794,473
Vakıfbank (*)	541,300	56,652
THY (*)	319,330	441,686
Sun Express (*)	269,464	306,140
Türksat (*)	218,576	141,996
Türk Telekom (*)	181,236	179,128
Ziraat Katılım Bankası A.Ş. (“Ziraat Katılım”)(*)	172,210	25,832
Türkiye Hayat ve Emeklilik A.Ş.(*)	147,863	81,388
TOGG (**)	129,103	159,421
Other	632,216	326,778
	5,977,870	4,212,629

	30 September	30 September
Related party expenses	2026	2025
Türk Telekom (*)	2,902,130	2,948,779
EPİAŞ (*)	2,415,679	2,890,129
TT Mobil (*)	1,260,287	2,522,029
TT Mobil-Vodafone Evrensel İş Ortaklığı (*)	354,518	276,366
T.C. Hazine ve Maliye Bakanlığı	347,990	210,074
PTT (*)	152,717	163,642
Vakıfbank (*)	-	946,533
Other	360,467	786,098
	7,793,788	10,743,650

(*) Related parties, which TVF directly and / or indirectly has control or joint control or significant influence.

(**) Related party which is associate.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

17.	Related parties (continued)

Details of the financial assets and liabilities with related parties as of 30 September 2026 and 31 December 2025 are as follows:

	30 September 2026	31 December 2025
Banks - Time deposits	40,820,513	70,427,408
Banks - Demand deposits	1,607,782	1,479,431
Receivables from reverse repo	2,939,454	-
Financial investment (*)	15,684,725	18,436,258
Bank borrowings	(1,566,626)	(352,545)
Debt securities issued	(2,181,973)	(1,468,946)
Lease liabilities (**)	(10,671,952)	(11,691,330)
Impairment loss provision associated with bank deposits and other financial assets	(2,426)	(2,904)

(*) Financial investments consist of bonds and money market funds.

(**) As of 30 September 2026, pursuant to the lease agreement entered into by the Group with Boru Hatları İle Petrol Taşıma A.Ş. (“BOTAŞ”), an amount of TRY 9,875,521 is recognized under lease liabilities in the statement of financial position. In relation to this agreement, an interest expense of TRY 683,790 is included in the consolidated statement of profit or loss for the year ended 30 September 2026.

As of 30 September 2026, the amounts of letters of guarantee given to the related parties is TRY 3,360,879 (31 December 2025: TRY 3,685,539).

Details of the time deposits at related parties as of 30 September 2026 and 31 December 2025 are as follows:

	30 September 2026	31 December 2025
Ziraat Bankası	26,714,077	62,709,592
Vakıfbank	6,479,521	4,085,663
Ziraat Katılım	4,485,964	3,436,220
Türkiye Halk Bankası A.Ş. (“Halkbank”)	2,907,717	195,933
İstanbul Takas ve Saklama Bankası A.Ş. (“Takasbank”)	233,234	-
	40,820,513	70,427,408

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

17.	Related parties (continued)

Details of the time deposits at related parties

Amount in Original Currency	Currency	Effective Interest Rate	Maturity	30 September 2026
450,684	USD	5.0%	October - November 2026	22,123,932
14,103,406	TRY	37.1%	October 2026	14,130,269
82,256	EUR	2.2%	October 2026	4,566,312
				40,820,513

Details of the bank borrowings at related parties

Principle Amount	Currency	Effective Interest Rate	Maturity	30 September 2026
1,270,000	TRY	37.5% - 43.0%	October 2026	1,319,104
235,000	TRY	TLREF+2.0%	August 2027	247,522
				1,566,626

Details of the debt securities issued at related parties

Amount in Original Currency	Currency	Effective Interest Rate	Maturity	30 September 2026
2,000,000	TRY	40.50%	October 2026	2,181,973
				2,181,973

Details of the lease liabilities at related parties

Currency	Effective Interest Rate	Maturity	30 September 2026
USD	8.9% - 9.7%	2040	9,875,521
TRY	12.8% - 62.3%	2026 - 2035	796,431
			10,671,952

Details of the receivables from reverse repo

Amount in Original Currency	Currency	Effective Interest Rate	Maturity	30 September 2026
60,000	USD	4.5%	October 2026	2,939,454
				2,939,454

Details of the financial investments

Amount in Original Currency	Currency	Maturity	30 September 2026
190,704	USD	November 2026- October 2034	9,327,054
6,357,671	TRY	-	6,357,671
			15,684,725

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

17.	Related parties (continued)

Interest income from related parties

	30 September 2026	30 September 2025
Ziraat Portföy Yönetimi A.Ş.	1,463,876	-
Ziraat Bankası	982,540	1,055,743
Vakıfbank	401,917	1,127,476
Halkbank	120,075	526,728
Other	51,952	159,578
	3,020,360	2,869,525

Interest expense to related parties

	30 September 2026	30 September 2025
Halk Varlık Kiralama A.Ş.	390,468	370,945
Vakıfbank	5,965	1,675,085
Other	8,662	50,490
	405,095	2,096,520

The revenues obtained from the related parties of the Group generally consist of telecommunications services, call center services, and other services. The transactions between the Group and EPİAŞ involve the provision of energy services; the transactions with BOTAŞ involve the provision of infrastructure services; the transactions with Halk Bank, Ziraat Bank, Ziraat Investment, and Vakıfbank involve banking services; the transactions with Türksat involve telecommunications services; and the transactions with BIST arise from capital market transactions. The receivables from related parties are unsecured.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

18.	Subsidiaries

The Group’s ultimate parent company is TVF, while subsidiaries, associates and a joint venture of the Company as at 30 September 2026 and 31 December 2025 are as follows:

			Effective Ownership Interest
Subsidiaries Name	Country of Incorporation	Business	30 September 2026 (%)	31 December 2025 (%)
Turktell	Türkiye	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Türkiye	Telecommunications, television services and content services	100	100
Turkcell Satış	Türkiye	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Türkiye	Research and development	100	100
Turkcell Gayrimenkul	Türkiye	Property investments	100	100
Turkcell Dijital	Türkiye	Digitalization services and products	100	100
Atmosware Teknoloji	Türkiye	Develop software products and services, training software developers	100	100
Turkcell Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Boyut Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Turkcell Finansman	Türkiye	Consumer financing services	100	100
Turkcell Sigorta	Türkiye	Insurance agency activities	100	100
Turkcell Dijital Sigorta	Türkiye	Dijital agency activities	100	100
Turkcell Ödeme	Türkiye	Payment services and e-money license	100	100
Lifecell Dijital Servisler	Türkiye	Development and providing of digital services and products	100	100
Lifecell TV	Türkiye	Online radio, television and on-demand streaming services	100	100
Lifecell Müzik	Türkiye	Radio, television and on-demand streaming services	100	100
Global Tower	Türkiye	Telecommunications infrastructure business	100	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasian	Netherlands	Telecommunications investments	100	100
Kıbrıs Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Dijital Teknoloji	Turkish Republic of Northern Cyprus	Electronic payment services	100	100
Turkcell Global Bilgi	Türkiye	Customer relations and human resources management	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Paycell LLC (*)	Ukraine	Consumer financing services	100	100
Paycell Europe	Germany	Payment services and e-money	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP B.V.	Netherlands	Providing digital services and products	100	100
TDTS A.S. (**)	Türkiye	Providing digital services and products	100	100
BeST	Republic of Belarus	Telecommunications	100	100
Lifetech	Republic of Belarus	Information technology, programming and technical support	100	100
Sofra	Türkiye	Meal coupons and cards	100	100
TDC	Türkiye	Data center and cloud services	100	100
Turkcell GSYF	Türkiye	Venture capital investment fund	100	100
Ultia (***)	Türkiye	Information technology	100	100

			Effective Ownership Interest
Associate	Country of		30 September	31 December
Name	Incorporation	Business	2026 (%)	2025 (%)
TOGG	Türkiye	Electric passenger car development, production and trading activities	23	23

(*) As of 27 January 2025, it was decided to liquidate Paycell LLC, established in Ukraine.

(**) BiP A.Ş has been changed to “Turkcell Dijital Teknoloji Satış A.Ş.” as of 1 April 2026.

(***) A liquidation decision was taken on 13 April 2026.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2026

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2026 unless otherwise stated.)

19.	Investments accounted for using the equity method

The details of carrying values of investments accounted for using the equity method are as follows:

Associates	30 September 2026	31 December 2025
TOGG	4,174,286	4,435,237

The movement of investments accounted for using the equity method is as follows:

	30 September 2026	31 December 2025
Opening balance	4,435,237	8,614,528
Shares of profit / (loss)	(248,904)	(3,486,684)
Actuarial gain	22,241	-
Effect of changes in exchange rates	(34,288)	-
Closing balance	4,174,286	5,127,844

20.	Seasonality of operations

The Turkish mobile communications market does not exhibit any significant seasonality that materially affects the financial statements.

21.	Subsequent events

The Company's Board of Directors has resolved to purchase two properties located in Istanbul Financial Center, for a total consideration of TRY 16,511,700, excluding VAT.

Within the scope of the Company’s buy-back program, a total of 3,201,696 shares were purchased on 23 October 2026 at an average price level of TRY 86.75, with a total transaction value of TRY 277,731; a total of 1,196,377 shares were purchased on 27 October 2026 at an average price level of TRY 90.50. with a total transaction value of TRY 108,273; a total of 20,110 shares were purchased on 28 October 2026 at an average price level of TRY 91.10 with a total transaction value of TRY 1,832.; a total of 3,434,298 shares were purchased on 3 November 2026 at an average price level of TRY 92.62 with a total transaction value of TRY 318,074; and a total of 12,883,764 shares were purchased on 4 November 2026 at an average price level of TRY 93.71 with a total transaction value is TRY 1,207,273.

Pursuant to the Company's disclosure dated 31 August 2026 and the resolution of the Board of Directors dated 2 November 2026, The Share Purchase Agreement regarding the acquisition of 796,567,640 shares owned by AG Anadolu Grubu Holding A.Ş., one of the shareholders of TOGG, representing 11% of TOGG's total share capital, for a total purchase price of EUR 88,000 was signed on 2 November 2026. Under the relevant agreement, the closing is expected to take place following the fulfillment of the conditions precedent. Following the closing of the transaction, the Company's final shareholding in TOGG will increase to 34.0%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: November 10, 2026	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: November 10, 2026	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: November 10, 2026	By:	/s/ Nuri Burak Konuk
		Name:	Nuri Burak Konuk
		Title:	Group Financial Reporting Director